                             DATED AUGUST 17, 1998


                                  PROSPECTUS

                          FIX-CORP INTERNATIONAL, INC.
                               12,707,086 SHARES

                                  COMMON STOCK
                                $.001 PAR VALUE

This prospectus ("Prospectus") relates to 12,707,086 shares (the "Shares") of common stock, $.001 par value (the "Common Stock"), of Fix-Corp International, Inc., a Delaware corporation ("Fix-Corp", the "Company", the "Small Business Issuer" or the "Registrant"). This Prospectus is filed with the United States Securities and Exchange Commission (the "Commission" or the "SEC") and relates to a Registration Statement on Form SB-2 (the "Registration Statement") also filed with the SEC. The Shares will be outstanding shares of Common Stock acquired upon exercise of warrants or the conversion of convertible debt securities, owned by the persons named in this Prospectus under the caption "SELLING STOCKHOLDERS" or by pledgees, donees, transferees or other successors in interest and permitted assigns of such selling stockholders (the "Selling Stockholders"). The Shares were acquired by the Selling Stockholders in connection with the exercise of warrants ("Warrants") by certain of the Selling Stockholders and the conversion of convertible debentures ("Debentures") held by certain of the Selling Stockholders, all of which Warrants, Debentures and Shares, as and when issued to the Selling Stockholders, were exempt from the registration provisions of the Securities Act. This Prospectus relates to 11,359,623 shares of Common Stock issuable upon conversion of the Debentures, 10,575,412 allocated to principal, 704,211 allocated to interest, and 80,000 allocated as Additional Shares, taking into consideration interest, adjustments of the conversion price and the requirements of the Debenture documents, and to 1,347,463 shares of Common Stock issuable upon exercise of the Warrants.
The Debentures and Warrants were issued in five transactions between November, 1997 and June, 1998, with each transaction having different conversion terms. The principal amount of the Debentures, together with any accrued and unpaid interest thereon, are convertible at any time into shares of Common Stock at the lower of a designated conversion price (ranging from $3.31 to $4.22) or a price determined by reference to the price of the Common Stock (either 83% or 84% of the average closing bid prices during the 10 trading days preceding conversion). See "SELLING STOCKHOLDERS."


The Company will not receive any of the proceeds from the sale of the Shares; however, in consideration of issuing the Debentures and Warrants, the Company received $18,000,000 which was used for working capital, expansion and commencement of its principal lines of business and other general corporate purposes. The weighted average exercise price of the outstanding Warrants is approximately $3.26. Warrants, the exercise of which would result in the issuance of 1,347,463 shares of Common Stock, are currently outstanding. If all of the Warrants were exercised, and assuming it is not a cashless exercise, the Company would receive aggregate proceeds of approximately $4,388,947.


The Company has not made any underwriting arrangements with respect to the Shares. The Common Stock is traded on the over the counter ("OTC") electronic bulletin board maintained by the National Association of Securities Dealers (the "Bulletin Board") under the symbol "FIXC". On August 4, 1998, the closing bid and asked prices of the Common Stock as reported on the OTC Bulletin Board were $4.00 and $4.313, respectively.


This Prospectus is to be used in connection with the sale of the Shares from time to time by the Selling Stockholders. The Shares may be sold from time to time by the Selling Stockholders, directly or through underwriters, dealers or agents, in market transactions on the OTC Bulletin Board, on any other national securities exchange or automated quotation system on which the Common Stock may be listed or traded, including block trades or ordinary brokers transactions or in privately negotiated transactions. The price at which any of the Shares may be sold, and the commissions, if any, paid in connection with any sale, may be privately negotiated, may be based on then prevailing market prices and may vary from transaction to transaction and as a result are not currently known. See "PLAN OF DISTRIBUTION."

The Selling Stockholders and any broker-dealers participating in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the 1933 Act, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the 1933 Act. The Shares have not been registered for sale by the Selling Stockholders under the securities laws of any state as of the date of this Prospectus. Brokers or dealers effecting transactions in the Shares should confirm the registration thereof under the securities laws of the states in which transactions occur or the existence of any exemption from registration.

The Company will pay certain of the legal and other expenses of this offering (estimated to be $37,500), except that the Selling Stockholders will bear the cost of any brokerage commissions or discounts or other selling expenses incurred by the Selling Stockholders in connection with the sale of its Shares. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities arising under the Securities Act. See "PLAN OF DISTRIBUTION."

No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained, or incorporated by reference, in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell or the solicitation of any offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
(SEE "RISK FACTORS" BEGINNING ON PAGE 6.)

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                   THE DATE OF THIS PROSPECTUS IS AUGUST 17, 1998.



                             AVAILABLE INFORMATION

This Prospectus constitutes a part of the Registration Statement filed by the Company with the Commission under the Securities Act with respect to the Shares offered hereby. In accordance with the rules and regulations of the Commission, this Prospectus omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration
Statement and related exhibits for further information with respect to the Company and the Company's Common Stock. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.



All documents and reports subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares are referenced.


Prior to the effective date of the Form 10-SB (January 12, 1998), the Company was not required to file reports with the Commission under the Exchange Act. Upon the effective date of the Form 10-SB, the Company is required to file with the Commission reports, proxy statements and other information under the Exchange Act. The Company has filed an annual report on Form 10-KSB with the Commission for fiscal year 1997, and the Company provided audited financial statements to its stockholders, along with proxy materials, in anticipation of the annual meeting of stockholders held during April, 1998. With respect to fiscal years in which the Company is required to file an annual report with the Commission, the Company will furnish annual reports to its stockholders which include audited financial statements. The audited financial statements provided to stockholders are reported on by its independent auditors. A quarterly report containing unaudited condensed financial information for the first quarter of each fiscal year are also provided. The Company also furnishes such other reports from time to time as it may determine or as may be required by law.


The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all the documents referenced herein, other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents, and any other documents specifically referenced herein or in the Registration Statement to which this Prospectus relates or into such other documents. Requests should be addressed to: Investor Relations, 3637 South Green Road, Suite 201, Beachwood, Ohio 44122; telephone: (216) 292-3182.

Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the SEC at Seven World Trade Center, Suite 1300, New York, New York and at Suite 1400, 500 West Madison Street, Chicago, Illinois. Copies of such information can be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

Filings with the Commission made by the Company electronically through the EDGAR system, such as the Registration Statement and the Form 10-SB (including certain exhibits), are also available on the Commission's site on the World Wide Web, by pointing a browser to (http://www.sec.gov/cgi-bin/srch-edgar), inserting in the search box the phrase "fix corp international inc" and selecting the documents identified under "Company name" as "FIX CORP INTERNATIONAL INC".

The Company's executive offices are located at 3637 South Green Road, Suite 201, Beachwood, Ohio 44122, and its telephone number is (216) 292-3182.

                                RISK FACTORS

In addition to the other information in this Prospectus, the following factors should be carefully considered in evaluating an investment in the Shares offered by this Prospectus:

DEVELOPMENT STAGE. The Company was incorporated in October 1995 and was engaged in corporate awards jewelry marketing and receivables financing for small businesses until late 1996. In December 1996, the Company purchased the Heath Resource Recovery Plant in Heath, Ohio (the "Facility") and its principal business changed to plastics recycling. The Company is now operating profitably, but there can be no assurance that such profitability will be sustained. See "DESCRIPTION OF BUSINESS" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

LIMITED EXPERIENCE. The Company's business strategy relies primarily on its success in manufacturing and marketing recycled plastic resin and plastic resin products, an area in which the Company has limited experience. The success of its business strategy should be considered in light of the risks, expenses and difficulties frequently encountered in entering into industries characterized by intense competition. There can be no assurance that the Company will be able to manufacture or market its products or proposed products, maintain or expand its market share or achieve commercial revenues from its products or proposed products in the future. In addition, certain aspects of the Company's business strategy can only be implemented if Pallet Technology's business in Florida becomes fully operational. Some of the foregoing factors are not within the Company's control and there can be no assurance that the Company will be able to implement its business strategy, that Pallet Technology's Florida business will become fully operational or that the Company's business strategy will result in profitability. See

"MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "DESCRIPTION OF BUSINESS" and the Company's financial statements and notes thereto.

DEPENDENCE ON SIGNIFICANT CUSTOMERS. No customer of the Company's subsidiaries purchases more than 30% of production, and the one customer that does approach 30% is a distributor. If that customer is lost, the Company believes that there is adequate demand for the Company's products so that the loss of that customer would not have a material adverse effect on the Company. However, there can be no assurances that the demand will be adequate or that the lost distributor-customer could be replaced by other distributors or customers. The loss of this distributor-customer or any other significant customer could have a material adverse effect on the Company. See "DESCRIPTION OF BUSINESS."

DEPENDENCE ON KEY SUPPLIERS. Raw materials for the Company's recycling operations, that is, HDPE, generally are currently readily available. This may change for various reasons. If the Company relies on a limited number of suppliers of HDPE because, for example, the market demand for HDPE increases, the Company's reliance on a limited number of suppliers would involve several risks, including obtaining an adequate supply of raw materials and components in order to manufacture or market products, increased raw material or component costs and reduced control over pricing, quality and timely delivery. Any interruption in the supply of raw materials or components could have a material adverse effect on the Company. Furthermore, certain potential alternative suppliers may have pre-existing exclusive relationships with competitors of the Company and others which may preclude the Company from manufacturing certain of its proposed products. See "DESCRIPTION OF BUSINESS--RAW MATERIALS."

PRICE SENSITIVITY. The Company's principal operations involve the recycling of HDPE plastics. HDPE is a constituent ingredient of many consumer packaging plastic products. The prices of raw materials are a function of, among other things, the manufacturing capacity for such raw materials of such consumer products. In the event of cost increases for raw materials, failure to achieve corresponding sales price increases in a timely manner, sales price erosion without a corresponding reduction in raw material costs or failure to renegotiate favorable raw material supply contracts could have a material adverse effect on the Company.

UNCERTAINTY OF MARKET ACCEPTANCE OF CERTAIN PROPOSED PRODUCTS. Although the Company currently markets plastic resin, and manufactures plastic pallets at the Facility, as defined below, the Company does not anticipate manufacturing plastic pallet products at its Florida Plant until the third quarter of 1998. Any unexpected developmental, regulatory or manufacturing problems could delay the commercialization of the Company's proposed products and have a material adverse effect on the Company and its prospects. In addition, the market acceptance of any of the Company's proposed products, such as plastic pallets, will be substantially dependent on the ability of the Company to demonstrate to the business community the capabilities and perceived benefits of the Company's proposed products as well as to sell commercial quantities of the proposed products at acceptable prices. There can be no assurance that the Company will be able to ultimately successfully develop plastic pallets

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or that it will be able to gain market acceptance for its plastic pallets.
See "DESCRIPTION OF BUSINESS--PALLET TECHNOLOGY."


LEVERAGE. The Company is significantly leveraged. As of March 31, 1998 the Company's debt to equity ratio was 2.4 to 1. It has entered into security agreements with a lender which substantially encumber all of the Company's assets. At June 30, 1998, the Company had an aggregate of $9,719,400 in outstanding bank loans with quarterly interest payments due of approximately $220,000. In addition, under the terms of the Debentures, the Company is required to provide for quarterly interest payments of $200,000 and satisfy the principal amount of $18,000,000 in less than three years. The Company's future operating performance and ability to service or refinance its indebtedness will be subject to future economic conditions and to financial, business and other factors, many of which are beyond its control, and consequently the Company may be unable to service all of its debt in the future. There can be no assurance that the Company's future operating performance will be sufficient to service such indebtedness or that the Company will be able to refinance its indebtedness in whole or in part. The degree to which the Company is leveraged can have significant effects on the Company, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be limited;
(ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of the principal of and interest on its existing indebtedness, thereby reducing funds available for operations; (iii) the agreements governing the Company's indebtedness and Debentures contain certain restrictive covenants. The Company's ability to make scheduled payments of the principal of, or interest on, or to refinance, its indebtedness will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, primarily interest rate levels and financial, competitive, business and other factors, many of which are beyond its control. The Company has provided for all interest payments on the Debentures when due and no defaults have occurred under any of its debt agreements. See "DESCRIPTION OF BUSINESS; --ACQUISITION OF THE FACILITY; --PALLET TECHNOLOGY;" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."



NEED FOR ADDITIONAL FINANCING. The Company has funded its operations to date primarily through equity and debt financings. During the 12 month period ended December 31, 1997 and the three month period ended March 31, 1998, in the aggregate, the Company has raised $21,684,327 in debt financing and $7,867,859 in equity financing. The Company does not currently anticipate needing any additional debt (in addition to its current bank credit lines) or capital during the next 12 month period. The Company anticipates that its current funds from such financings, together with cash flow from operations (if any), should be sufficient to fund the Company's operations, including its proposed expansion, for the foreseeable future. However, there can be no assurance that events affecting the Company's operations will not result in the Company depleting its funds before that time. The Company may need to raise substantial additional funds to continue to fund operating expenses or its expansion strategy. There can be no assurance that additional financing will be available, or, if available, that such financing will be on terms favorable to the Company. Failure to obtain such additional financing would have a material adverse effect on the Company. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--LIQUIDITY AND CAPITAL RESOURCES AS OF DECEMBER 31, 1997" and the Company's financial statements and notes thereto.


SUBSTANTIAL INDEBTEDNESS DUE AFTER JUNE 30, 1998. At June 30, 1998, the Company had an aggregate of $32,486,813 in outstanding indebtedness, including $9,719,400 in bank loans, $18,000,000 in subordinated convertible debentures, and $4,767,413 of accounts payable (which includes approximately $450,000 to equipment vendors which the Company intends to pay with the proceeds of its existing credit facilities). In the event the Company is not successful in generating revenue to service this indebtedness or in renegotiating the terms of the loans, there can be no assurance that the loans will not become due. In addition, there can be no assurance that the Company will be able to service this indebtedness or to renegotiate the terms of indebtedness on favorable terms to the Company or at all. The failure of the Company to service this indebtedness or to renegotiate the indebtedness would have a material adverse effect upon the Company. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION--PHASE 2; --PHASE 3; --CONVERTIBLE DEBENTURES" and "DESCRIPTION OF BUSINESS; --ACQUISITION OF THE FACILITY; --PALLET TECHNOLOGY."

COMPETITION AND RAPID TECHNOLOGICAL CHANGE. The recycling and recycled plastics industries are subject to intense competition and rapid and significant technological change. The Company faces competition from other recycling and plastics companies, many of which have substantially greater financial and other resources than the Company and, therefore, are able to spend more than the Company in areas such as product development, manufacturing and marketing. Although a company with greater resources will not necessarily be able to bring a new product to market before its smaller competitors, substantial resources enable a company to support many new products simultaneously, thereby improving the likelihood of at least some of its new products being among the first to make it to market. Furthermore, certain of the Company's competitors are significantly smaller than the Company and may, therefore, have lower fixed costs and greater operating flexibility. Since the recycling process used by the Company involves technology in the public domain, other firms would not need to invest in licenses or development of new technology to compete with the Company's recycling operations. The Company's revenues and profitability could be adversely affected by technological change. Competitors may develop products which may render the Company's products or proposed products uneconomical or result in products being commercialized that may be superior to the Company's products. In addition, alternatives to recycled plastics could be developed, which would have a material adverse effect on the Company. See "DESCRIPTION OF BUSINESS."

UNCERTAIN PROTECTION OF PATENTS AND PROPRIETARY RIGHTS. The Company relies on a combination of licenses and trade secrets to protect its proprietary technology, rights and know-how. There can be no assurance that such license rights will not be infringed upon, that the Company's trade secrets will not otherwise become known to or independently developed by competitors, that non-disclosure agreements will not be breached, or that the Company would have adequate remedies for any such infringement or breach. Litigation may be necessary to enforce proprietary rights of the Company or to defend the Company against third-party claims of infringement. Such litigation could result in substantial cost to, and a diversion of effort by, the Company and its management and may have a material adverse effect on the Company. The Company currently is an exclusive and non-exclusive licensee of various technologies and may in the future desire or be required to obtain other licenses to develop, manufacture and market commercially viable products.
The Company's success and potential competitive advantage is dependent upon its ability to exploit the technology under these licenses. There can be no assurance that the Company will be able to exploit the technology covered by these license agreements or that it will be able to do so exclusively. In addition, there

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can be no assurance that any patents or patent applications pursuant to which the Company has obtained licenses are valid and enforceable, or that any licenses required to be obtained by the Company in the future will be valid and enforceable or obtainable on commercially reasonable terms, if at all.

There can be no assurance that patent applications which underlie the Company's licenses will result in patents being issued, or that, if issued, the patents will afford protection against competitors with similar technology. Although the Company is not aware of any claim against it for infringement, the Company's ability to commercialize its products and proposed products depends on its not infringing the proprietary rights of competitors. Laws regarding the enforceability of intellectual property vary from jurisdiction to jurisdiction. There can be no assurance that intellectual property issues will be uniformly resolved, or that local laws will provide the Company with consistent rights and benefits. In addition, there can be no assurance that competitors will not be issued patents which may prevent the manufacturing or marketing of the Company's products or proposed products or require licensing and the payment of fees or royalties by the Company in order for the Company to be able to manufacture or market certain products. See "DESCRIPTION OF BUSINESS--PATENTS, TRADEMARKS AND LICENSES."

ENVIRONMENTAL MATTERS. The business operations of the Company and the ownership and operations of real property by the Company are subject to extensive and changing federal, state and local environmental laws and regulations pertaining to the discharge of materials into the environment, the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to the protection of the environment. As is the case with manufacturers in general, if a release of hazardous substances occurs on or from the Company's properties or any associated off-site disposal location, or if contamination from prior activities is discovered at any of the Company's properties, the Company may be held liable. From time to time, the Company is involved in inquiries relating to compliance with environmental laws, permits and other environmental matters. In the future, the Company may be identified as a potentially responsible party and be subject to liability under applicable law. No assurances can be given that additional environmental issues will not require future expenditures.

The plastics industry, in general, and the Company also are subject to existing and potential federal, state, local and foreign legislation designed to reduce solid wastes by requiring, among other things, plastics to be degradable in landfills, minimum levels of recycled content, various recycling requirements, disposal fees and limits on the use of plastic products. In addition, various consumer and special interest groups have lobbied from time to time for the implementation of these and other such similar measures. Although the Company believes that the legislation promulgated to date and such initiatives to date have not had a material adverse effect on the Company, there can be no assurance that any such future legislative or regulatory efforts or future initiatives would not have a material adverse effect on the Company. See "DESCRIPTION OF BUSINESS--ENVIRONMENTAL MATTERS AND GOVERNMENTAL REGULATIONS."

POTENTIAL PRODUCT LIABILITY; AVAILABILITY OF INSURANCE. The testing, manufacturing, and marketing of the Company's products and proposed products involve the inherent risks of product liability claims or similar legal theories against the Company, some of which may cause the Company to incur significant defense costs. Although the Company currently maintains product liability insurance coverage which it believes is adequate, there can be no assurance that the coverage limits of its insurance are adequate or that all such claims will be covered by insurance. In addition, these policies generally must be renewed every year. While the Company has been able to obtain product liability insurance in the past, there can be no assurance it will be able to obtain insurance in the future on its products or proposed products. Product liability insurance varies in cost, is difficult to obtain and may not be available in the future on terms acceptable to the Company, if it is available at all. A successful product liability claim or other judgment against the Company in excess of its insurance coverage could have a material adverse effect upon the Company or its reputation. See "DESCRIPTION OF BUSINESS."

YEAR 2000 COMPLIANCE. The year 2000 compliance issue, which is common to most companies, concerns the inability of computerized information systems to properly recognize and process date sensitive information as the year 2000 approaches. The Company currently is working to address and resolve this issue with respect to its computerized information systems, but has not yet assessed the total costs. However, based on preliminary information available to the Company, in part because the Company does not believe that its recycling and manufacturing operations use date sensitive systems in any material respect, such costs are not currently expected to have a material adverse impact on the Company's financial position or results of operations in the future.


DEPENDENCE ON KEY PERSONNEL. The Company is dependent on the experience, abilities and continued services of its current management personnel. In particular, Mr. Fixler, its Chairman of the Board and Chief Executive Officer, has played a significant role in the development and management of the Company. The Company has entered into a three-year employment agreement with Mr. Fixler commencing January 1, 1997 and has obtained a $2,500,000 key man life insurance policy on the life of Mr. Fixler, for the benefit of the Company. The Company has also entered into a five-year employment agreement with each of Mr. DeLaurentiis and Mr. Kittelson. Each of Messrs. Fixler, DeLaurentiis and Kittelson is party to an employment agreement with the Company. Under his agreement, Mr. Fixler's salary is $200,000 in 1997, $250,000 in 1998 and $300,000 in 1999, and he is entitled to a $2,000,000 severance benefit. Under his agreement, commencing January 1, 1997, Mr. DeLaurentiis's salary is $150,000 plus raises and bonuses as determined by the Board of Directors of the Company. Under his agreement, commencing July 16, 1998, Mr. Kittelson's salary is $125,000, plus raises and bonuses as determined by the Board of Directors of the Company. He also has been granted options to purchase 500,000 shares of Common Stock, with 100,000 vesting on each anniversary of his employment agreement. The loss or reduction of services of Mr. Fixler, Mr. DeLaurentiis, Mr. Kittelson or any other key employee could have a material adverse effect on the Company. There is no assurance that additional managerial assistance will not be required. The Company's future success depends in large part upon its ability to attract and retain highly qualified personnel. The Company faces competition for such personnel from other companies and organizations, many of which have significantly greater resources than the Company. There can be no assurance that the Company will be able to attract and retain the necessary personnel on acceptable terms or at all. See "DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," "DESCRIPTION OF BUSINESS--EMPLOYMENT AGREEMENTS," "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,' and "EXECUTIVE COMPENSATION."

ABSENCE OF PUBLIC MARKET; VOLATILITY. There has been a limited public trading market for the Company's Common Stock and there can be no assurance that an active trading market will be sustained. The approximate number of shares in the public market as of July 24, 1998 were 23,995,377. The minimum potential number of shares to be sold pursuant to this Prospectus, as determined based on conversion formulas and other requirements set forth in the Debenture documents, is 12,707,086. The issuance of shares of Common Stock on conversion of the Debentures or exercise of the Warrants and subsequent sale pursuant to this Prospectus could dilute the Common Stock and adversely affect the market price of the Common Stock. There can be no assurance that the Common Stock will trade in the public market at or above its current or any particular price. The trading price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results, even mild expressions of interest on a given day (being traded on the OTC Bulletin Board), and other factors and such fluctuations could cause the market price of the Common Stock to fluctuate substantially. Accordingly, the Common Stock should be expected to experience substantial price changes in short periods of time, owing to the vagaries of the Bulletin Board. Even if the Company is performing according to its plan and there is no legitimate Company-specific financial basis for this volatility, it must still be expected that substantial percentage price swings will occur in these securities for the foreseeable future, and percentage changes in stock indices (such as the Dow Jones Industrial Average) could be magnified, particularly in downward movements of the markets. In addition, the stock markets in the United States have, from time to time, experienced significant price and volume fluctuations that are unrelated or disproportionate to the operating performance of individual companies. Such fluctuations may adversely affect the price of the Common Stock. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."


POSSIBLE ADVERSE EFFECTS OF ISSUANCE OF PREFERRED STOCK; ANTI-TAKEOVER PROVISIONS. The Company's Amended and Restated Certificate of Incorporation authorizes the issuance of a maximum of 2,000,000 shares of preferred stock, par value $.001 per share ("Preferred Stock"), with designations, rights and preferences as set forth in the Company's Amended and Restated Certificate of Incorporation. As a result of the foregoing, the Board of Directors can issue, without further stockholder approval, Preferred Stock with dividend, liquidation, conversion, voting or other rights that would adversely affect the voting power or other rights of the holders of the Common Stock. The issuance of Preferred Stock could, under certain circumstances, discourage, delay or prevent a change in control of the Company. In addition, the issuance of Preferred Stock could dilute the rights of holders of the Common Stock and the market price of the Common Stock. Although the Company has no plans to issue any shares of Preferred Stock, there can be no assurance that it will not issue Preferred Stock at some future date. The Company is subject to Delaware General Corporation Law provisions that prohibit the Company from entering into certain business combinations without the approval of its stockholders and, as such, could prohibit or delay mergers or other transactions or changes in control with respect to the Company. Such provisions, accordingly, may discourage attempts to acquire the Company. See "DESCRIPTION OF SECURITIES."

SHARES ELIGIBLE FOR FUTURE SALE; EXERCISE OF REGISTRATION RIGHTS. Certain of the outstanding shares of Common Stock are "restricted securities" under Rule 144 under the Securities Act, and (except for shares purchased by "affiliates" of the Company as such term is defined in Rule 144) would be eligible for sale as the applicable holding periods expire. In the future, these shares may be sold only pursuant to a registration statement under the Securities Act or an applicable exemption, including pursuant to Rule 144. Under Rule 144, a person who has owned Common Stock for at least one year may, under certain circumstances, sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned the restricted securities for the last two years is entitled to sell all such shares without regard to the volume limitations, current public information requirements, manner of sale provisions and notice requirements. Sales or the expectation of sales of a substantial number of shares of Common Stock in the public market by the Selling Stockholders could adversely affect the prevailing market price of the Common Stock, possibly having a depressive effect on any trading market for the Common Stock, and may impair the Company's ability to raise capital at that time through additional sale of its equity securities.

The holders of the Warrants have been granted registration rights with respect to the 1,347,463 shares issuable upon exercise of the Warrants. The sale, or availability for sale, of the outstanding Common Stock underlying the Warrants in the public market by the Selling Stockholders could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise additional capital. See "DESCRIPTION OF SECURITIES."

NO DIVIDENDS ANTICIPATED. The Company has not declared or paid any dividends on its Common Stock and there is no assurance that the Company will pay dividends in the future. The Company currently intends to retain future earnings to fund the development and growth of its businesses, to repay indebtedness and for general corporate purposes, and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare and pay dividends will be made by the Board of Directors of the Company in light of the Company's earnings, financial position, capital requirements, credit agreements and such other factors as the Board of Directors deems relevant. Any decision to pay dividends is subject to Delaware law, under which the Company is permitted to pay cash dividends to the Company only (i) out of the Company's capital surplus (the excess of net assets over stated capital) or (ii) out of the net income of the Company for the fiscal year in which the dividend is declared and/or the preceding fiscal year. See "DESCRIPTION OF SECURITIES."

SECONDARY TRADING RESTRICTIONS. The Common Stock is governed by a Commission rule for "penny stocks" (defined as stocks that cost $5.00 or less per share) that imposes additional sales practice burdens and requirements upon broker-dealers which sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by this penny stock rule, broker-dealers must make a special suitability determination for the unaccredited purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the penny stock rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of persons now owning or subsequently acquiring the Company's securities to resell such securities in any trading market that may develop. Although the Company's goal is to have its securities included in the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), which would exempt such securities from the above rule, there is no assurance that the Company will meet the NASDAQ listing requirements.


RESTATEMENT OF FINANCIAL STATEMENTS. In connection with the Company's initial registration of Common Stock on Form 10-SB/A, General Form for Registration of Securities of Small Business Issuers under Section 12(b) or (g) of the Securities Exchange Act of 1934, as amended, filed November 13, 1997 (effective January 12, 1998), as amended November 17, 1997, December 22, 1997, March 2, 1997 and July 15, 1997 with the Commission (File No. 000-23369), the financial statements for the years ended December 31, 1996 and December 31, 1997 have been restated to reflect the value of shares issued to Mr. Fixler as a "related party" and principal stockholder, as an expense in the period ended December 31, 1996. Previously, this has been included as part of the capitalized cost of the Facility, as defined below. The restated purchase price of $3,400,000 has been reallocated on the same basis as the components of the appraised fair market value of the Facility at the time of purchase. See "DESCRIPTION OF BUSINESS--ACQUISITION OF THE FACILITY."


                   SPECIAL NOTE--FORWARD-LOOKING STATEMENTS

Certain statements contained in this Registration Statement, including, without limitation, statements containing the words "believes," "anticipates," "expects," "estimates," "intends" and words of similar import, are intended to identify such expressions as "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: international, national and local general economic and market conditions; demographic changes; the size and growth of the plastic packaging markets for both consumer and industrial uses; the ability of the Company to sustain, manage or forecast its growth; the ability of the Company to successfully make and integrate acquisitions; raw material costs and availability; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; and other factors referenced in this Prospectus. Certain of these factors are discussed in more detail elsewhere in "RISK FACTORS." Given these uncertainties, readers of this Registration Statement and investors are cautioned to consider carefully these factors in addition to the other information set forth in this Prospectus, and not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments. The Company's actual results, performance or achievements could differ materially from the results expressed in or implied by these forward-looking statements.

                             SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of Common Stock by the Selling Stockholders as of July 24, 1998, and the number of shares of Common Stock covered by this Prospectus.



                        NUMBER OF
                        SHARES                        NUMBER OF
                        BENEFICIALLY    MAXIMUM       SHARES
                        OWNED PRIOR     NUMBER OF     BENEFICIALLY
                        TO              SHARES        OWNED AFTER     PERCENT OF
SELLING STOCKHOLDER     OFFERING(1)     OFFERED(2)    OFFERING(3)     OUTSTANDING(3)
                        ------------    ----------    ------------    --------------

JNC Opportunity Fund     4,491,838      8,487,260     0               0
Ltd.




JNC Strategic Fund        554,774     1,056,352       0               0
Ltd.

Diversified Strategies  1,668,557     3,163,474       0               0
Fund, L.P.

     Totals:            6,715,169    12,707,086       0               0



     (1) Includes (i) the number of shares of Common Stock issuable upon conversion of Debentures assuming conversion at the conversion formula prices in effect on July 24, 1998 (which prices will fluctuate from time to time based on changes in the market price of the Common Stock and provisions in the formula for determining the conversion prices), (ii) the number of shares of Common Stock issuable upon exercise in full of the Warrants, and (iii) 80,000 shares of Common Stock (the "Additional Shares") issued to the Selling Stockholders in lieu of certain penalties arising out of the Debenture documents because of delays in the effectiveness of the Registration Statement of which this Prospectus constitutes a part. The Debentures and the Warrants were issued by the Company to certain Selling Stockholders in October, 1997, November, 1997, January, 1998, March, 1998, April, 1998 and June, 1998, in
     transactions exempt from the registration requirements of the Securities Act. The Warrants were issued to the Selling Stockholders for the following number of shares of Common Stock: JNC Opportunity Fund Ltd. - 922,690; JNC Strategic Fund Ltd. - 318,810; and Diversified Strategies Fund, L.P. -105,963.



     (2) Includes shares of Common Stock denoted herein as being beneficially owned by the Selling Stockholders and the shares of Common Stock which may be issued as payment of interest under the Debentures. Because the number of shares of Common Stock issuable upon conversion of the Debentures and as payment of interest thereon is dependent in part upon the market price of the Common Stock prior to a conversion, the actual number of shares of Common Stock that will be issued in respect of such conversions or interest payments and, consequently, offered for sale under this Registration Statement, cannot be determined at this time.
     The Company has, however, contractually also agreed to include herein 5,991,917 shares of Common Stock (200% of the number of shares issuable upon conversion of Debentures assuming conversion at the conversion formula prices in effect on July 24, 1998) to cover the Additional Shares and the shares of Common Stock issuable upon conversion of the Debentures (including payment of interest thereon) and exercise of the Warrants.





     The shares to be sold shall include, in addition to the numbers indicated, any additional shares of Common Stock of the Company that become issuable in connection with the Shares by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of outstanding shares of the Company's Common Stock.




     (3)  Assumes sale of all shares of Common Stock offered hereby.


                             PLAN OF DISTRIBUTION

The Selling Stockholders may, from time to time, sell all or a portion of the Shares on the OTC Bulletin Board, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The Shares may be sold by the Selling Stockholders by one or more of the following methods, without limitation: (a) block trades in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, (c) an exchange distribution in accordance with the rules of such exchange, (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers,
(e) privately negotiated transactions, (f) short sales and (g) a combination of any such methods of sale. In effecting sales, brokers and dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the Selling Stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the Selling Stockholders to sell a specified number of such Shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Stockholder, to purchase as principal any unsold Shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholders. Broker-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions (which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such Shares commissions as described above. The Selling Stockholders may also sell the Shares in accordance with Rule 144 under the Securities Act, rather than pursuant to this Prospectus.

The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in sales of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

From time to time the Selling Stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the Shares in connection therewith or in settlement of securities loans. If the Selling Stockholders engage in such transactions, the conversion price may be affected. From time to time the Selling Stockholders may pledge their Shares pursuant to the margin provisions of its customer agreements with its brokers. Upon a default by the Selling Stockholders, the broker may offer and sell the pledged Shares from time to time.

The Company is required to pay all fees and expenses incident to the registration of the Shares, including fees and disbursements (not to exceed an aggregate of $5,000) of counsel to the Selling Stockholders. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                               LEGAL PROCEEDINGS

The Company is from time to time made a party to legal proceedings arising in the ordinary course of business. The Company does not believe that the results of such legal proceedings, even if unfavorable to the Company, will have a materially adverse impact on its financial condition or the results of its operations.

The Company is a third party defendant in a lawsuit pending in the Common Pleas Court of Cuyahoga County, Ohio, GLOBAL INVESTMENTS & ADVISORY
GROUP, INC. V. 3DM, LIMITED LIABILITY CO., ET AL. V. FIX-CORP INTERNATIONAL, ET AL. This proceeding began on approximately July 9, 1997 when the Company was served with a third party complaint filed by 3DM, Limited Liability Co. ("3DM") on May 12, 1997. This case arises out of the relationship between the Company and 3DM, which the Company believes has been terminated and settled, and the relationship between 3DM and Quantum in connection with the acquisition of the Facility. See "DESCRIPTION OF BUSINESS," and "DESCRIPTION OF BUSINESS--ACQUISITION OF THE FACILITY". The latter relationship was the subject of prior litigation in which the Company was also joined as a party defendant with 3DM. The Company subsequently was dismissed from this earlier litigation. 3DM did not bring any claim against the Company in the prior litigation, and a default judgment was entered against 3DM and its principals on the matter of its breach of its agreement with Quantum. In its claim against the Company, 3DM seeks compensatory damages in excess of $25,000 and attorney fees in each of Counts I through VII of the third party complaint and punitive damages in excess of $25,000 and attorney fees in Count VIII although 3DM has served an amended demand increasing its damage demand to $1,000,000. On February 2, 1998 the Company filed a motion to dismiss the third party complaint filed against the Company for failure to state a claim and for the reason that the Company is not a proper subject of a third party complaint under the applicable rules of civil procedure. The motion to dismiss was overruled by the court without any further decision. However, the Company and Mr. Fixler were granted the right to file a counterclaim against 3DM and its principals, and that counterclaim was filed on April 9, 1998. 3DM and its principals have filed an answer. The Company does not believe that the pending litigation involving 3DM will have a material adverse effect on the Company or its operations. The Court has referred this case to non-binding mediation, scheduled for late July, 1998. Depositions have been given and some settlement discussions have taken place.

In March and April, 1996, a person purporting to represent an entity known as AMR Group ("AMR") approached the Company and represented that AMR could assist the Company with private placements of its securities. As a result, certain non-exclusive memorandum-type agreements were entered into by and between the Company and AMR, one being an Investor Agreement (the "Investor Agreement") and the other being a Consulting Agreement (the "Consulting Agreement"). The terms of the Investor Agreement are vague. The understanding of the Company was that AMR would provide assistance in financial structuring, debt and/or equity funding, private and public placements and negotiation strategies, in consideration of which AMR was to be granted warrants for 2,000,000 shares (500,000 shares at each of the following exercise prices: $0.05, $1.00; $3.00; and $5.00). Under the Consulting Agreement, AMR was to receive a fee based on financing from a source originated by AMR. AMR did not provide any of the services for which the Company contracted and the agreements were deemed to be terminated by the Company. After virtually no contact in two years, in January and February, 1998, AMR contacted the Company and asserted a right to exercise certain warrants. The Company maintained its position that any agreements with AMR had terminated due to non-performance. In addition, a check of the records of the Ohio Secretary of State's indicates that no entity, trade name or fictitious name has ever been registered under the name "AMR Group".

AMR filed an action against the Company and Mr. Fixler in the Common Pleas Court of Cuyahoga County, Ohio alleging damages and requesting specific performance as to certain alleged warrants and/or stock options. Based on the Company's position that the alleged agreement contained an arbitration clause, AMR dismissed its complaint and indicated that it would commence, and did commence, an arbitration proceeding with respect to this matter. Prior to commencement of the litigation, AMR through its attorney forwarded a letter which contained statements which the Company and Mr. Fixler deemed to be improper and actionable. In relation to this matter, the Company filed an answer and counterclaim and a cross claim naming additional parties, whom the Company believes were partners or joint venturers of AMR at the time of its initial dealings with the Company and Mr. Fixler. This matter is pending as an arbitration before the American Arbitration Association. Due to the need to name additional parties, a declaratory judgment action is required to be filed in a Common Pleas Court of competent jurisdiction in order to determine additional parties who will be subject to the arbitration.

As of July 1, 1998 and for approximately eight months, the Company had been in discussions with Paul Parshall, an affiliate and consultant of the Company's predecessor, in connection with infirmities in the organization, corporate structure and share issuances of that predecessor. No complaint has been filed in this matter. However, the parties have been involved in ongoing conversations. The Company has provided settlement documents for review by Mr. Parshall's attorney. The Company was led to believe that Mr. Parshall was considering settling the case, but he has since abandoned those efforts. The Company is conferring with counsel regarding further action on this matter. The 201,020 shares issued (upon the Company's Delaware incorporation) to Mr. Parshall and a company affiliated with him have been noted on the Company's records as being subject to cancellation and are not included in the number of shares indicated in this Registration Statement as outstanding as of June 30, 1998. The Company has notified its transfer agent accordingly.

            DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

MARK FIXLER, 42, is the Company's Chief Executive Officer and the Chairman of its Board of Directors. Prior to founding Fix-Corp International, Inc., Mr. Fixler served as President of several retail businesses chiefly engaged in the jewelry business. He was President of Richard's Jewelers, Inc. from November, 1989 until October, 1994. From October, 1994 to October, 1995 Mr. Fixler was President of Fix-Corp International, Inc., an Ohio corporation and a predecessor of the Company. He is currently President of the Village Counsel of his home community, Mayfield Village, Ohio. See "EXECUTIVE COMPENSATION."

GARY M. DELAURENTIIS, 53, is the President of the Company and President of Fixcor. Mr. DeLaurentiis joined the Company after it acquired the Facility. Mr. DeLaurentiis has 21 years of management experience and 10 years of experience in the plastic resin industry. Prior to joining the Company, he operated his own consulting firm, GMD & Associates, from June, 1995 to December, 1996. Prior to being a consultant, from 1991 to June, 1995, Mr. DeLaurentiis developed another start-up company in the plastic resin field, ANEW Corporation, which was subsequently sold. Mr. DeLaurentiis also negotiated with the Chinese government to develop a plastic recycling plant as part of a pilot project in a Free Trade Zone of Southern China. This occurred when he was employed by RPX Resins, Inc., another firm which he founded and managed from 1987 to 1992.

ROGER A. KITTELSON, 53, is Chief Financial Officer of the Company, a position to which he was appointed as of June 15, 1998. From 1992 to 1998, Mr. Kittelson was Vice President of Finance, Chief Financial Officer and Secretary of The Garber Company and Special Packaging Inc., each a Delaware corporation with its principal office located in Ashland, Ohio, and previously subsidiaries of GAR Holding Corp. and now subsidiaries of Caraustar Industries, Inc., a company headquartered in Austell, Georgia. The Garber Company manufactures printed folding cartons, and Special Packaging Inc. performs custom manufacturing and special custom packaging Mr. Kittelson is a certified public accountant. Prior to joining those companies, Mr. Kittelson owned and operated plastics companies. Previously he was a partner with Arthur Andersen, an international public accounting and management consulting firm.

ANDREW I. PRESS, 49, is Treasurer and Director of the Company. He was Chief Financial Officer of the Company from August 6, 1997 through June 16, 1998. Mr. Press is a certified public accountant, and for the past ten years has been affiliated with Bick-Fredman & Co. CPA's. He also has served as officer and director of a Ohio-based venture capital company. He is a member of the American Institute of C.P.A.'s ("AICPA") and the Ohio Society of C.P.A.'s ("OSCPA") and serves on AICPA's Small Business Taxation Committee and OSCPA's State Taxation Committee. In addition to being a public speaker in the areas of financial and tax planing, Mr. Press is presently a member of the Board of Trustees and Treasurer for the Multiple Sclerosis Society of N.E. Ohio.

The Board of Directors is composed of six individuals, Mr. Fixler, Mr. DeLaurentiis, Mr. Press, Michael DiSanto, Mr. Noll and Lawrence C. Schmelzer. A brief biography of Messrs. DiSanto, Noll and Schmelzer follows. Messrs. Press, DiSanto and Noll are serving their first term, having been elected at the annual meeting of the Company's stockholders on April 22, 1998. Messrs. Fixler, DeLaurentiis and Schmelzer were re-elected at that meeting. Each of the directors is serving a one-year term expiring at the annual meeting of the Company's stockholders in 1999.

MICHAEL DISANTO, 52, is owner and President of DiSanto Enterprises Inc., a land development company established in 1994. From 1978 to 1994, Mr. DiSanto was president of Transco Construction Co. Inc., a building and development company which specialized in custom home construction and developing communities. Mr. DiSanto received a Bachelor of Business Administration from Ohio University in 1969. He is a member of the Builder Industry Association of Cleveland and sits on the Committee for Land Developers. Mr. DiSanto has also applied his business expertise to the ownership of several restaurants in the Cleveland and Atlanta areas.

S. DARWIN NOLL, 77, is Chairman and Chief Executive Officer of Cardinal American Corporation, with which he has been affiliated for over 50 years. During his work career, he served in executive capacities at 17 manufacturing plants world wide. He has also served on the boards of Vocational Guidance Services, Youth Opportunities Unlimited at the Cleveland Health

Museum, The Achievement Center for Children, St. Vincent Charity Hospital, The Jewish Community Federation and the Cleveland 500 Foundation. Mr. Noll was recently appointed to the Board of the Palm Beach Fellowship of Christians & Jews, Inc. In May 1994, Mr. Noll was granted an Honorary Doctor of Laws Degree from John Carroll University.

LAWRENCE C. SCHMELZER, 61, is the retired Chairman of 1st Cleveland Securities, Inc., a full service brokerage firm in Cleveland, Ohio, and held that position from 1991 to 1998. He is a graduate of the Wharton School of Finance and he has also studied at the New York Institute of Finance, the London School of Economics and New York University. Mr. Schmelzer has been active in the securities industry since 1959, with experience in venture capital funding, portfolio management, mergers and acquisitions. Through family partnership, he is also active in commercial real estate investment and management.

None of the directors currently receives compensation from the Company for his service in such capacity. Directors are reimbursed for their reasonable out-of-pocket expenses in connection with attending meetings of the Board and its committees.

The Board of Directors has two committees comprised of members thereof. Following the April 22, 1998 annual meeting of the stockholders, the Board created two standing committees, a Compensation Committee and an Audit Committee.

COMPENSATION COMMITTEE. The Compensation Committee makes recommendations to the Board of Directors concerning compensation, including incentive arrangements, of the Company's officers and key employees and others. The members of the Compensation Committee are Messrs. DeLaurentiis, Press and Schmelzer.

AUDIT COMMITTEE. The Audit Committee (i) reviews the accounting and financial reporting practices of the Company and the adequacy of its system of internal controls, (ii) reviews the scope and results of any outside audit of the Company and the fees therefor, and (iii) makes recommendations to the Board of Directors or management concerning auditing and accounting matters and the selection of outside auditors. The members of the Audit Committee are Messrs. Noll, Press and DiSanto.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of the Company's principal stockholders, defined as parties that own five percent or more of the common stock, as of July 24, 1998.

COMMON STOCK


                                        Amount and Nature
Name and Address                        of Beneficial            Percent of
Beneficial Owner                        Ownership                Class


Mark Fixler                             4,576,392                15.15%
3637 South Green Road

                                       20

Suite 201
Beachwood, Ohio 44122


Gordon Brothers Capital,                2,390,300*               8.0%*
LLC(1)
126 East 56th Street
New York, New York 10022



Encore Capital Management               6,715,169               18.23%
L.L.C.(2)
12007 Sunrise Valley Drive
Suite 460
Reston, Virginia 20191







(1) As a member of a group consisting of Gordon Brothers Capital, LLC and affiliated individuals. Information based solely on Schedule 13G filed on May 11, 1998, SEC File Number 005-53999.



(2) Information based solely on Schedule 13D filed on August 3, 1998. Encore Capital Management L.L.C., a Delaware limited liability company and a registered investment adviser under the Investment Adviser Act of 1940, acts as investment adviser to each of JNC Opportunity Fund Ltd. (4,491,838 shares), JNC Strategic Fund Ltd. (1,668,858 shares) and Diversified Strategies Fund L.P. (554,774 shares).


The following table sets forth information with respect to the beneficial ownership of the Common Stock by the Directors of the Company and the Directors and officers of the Company as a group.




COMMON STOCK

Name and Address                   Amount and Nature         Percent of
of Beneficial Owner              of Beneficial Ownership     Class

Mark Fixler                            4,576,392                15.15%
3637 South Green Road
Suite 201
Beachwood, Ohio 44122

All Directors and Officers             6,422,890                21.23%*
as a Group


* Includes 200,000 shares which are subject to options granted by the Company to Mr. Aisenberg, which are exercisable during the term of his current employment agreement with the Company.

                             DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock with a par value of $0.001 per share, and 2,000,000 shares of Preferred Stock with a par value of $0.001 per share.

COMMON STOCK

30,218,269 shares of Common Stock were issued and outstanding as of June 30, 1998.

Holders of the Common Stock do not have preemptive rights to purchase additional shares of Common Stock or other subscription rights. The Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of Common Stock are entitled to share equally in dividends from sources legally available therefor when, as and if declared by the Board of Directors and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to stockholders. The Board of Directors is authorized to issue additional shares of Common Stock on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action. Reference is made to the Company's
Amended and Restated Certificate of Incorporation and Bylaws which are exhibits to this Registration Statement, as well as to the applicable statutes of the State of Delaware for a more complete description concerning the rights and liabilities of stockholders.

Each holder of Common Stock is entitled to one vote per share, either in person or by proxy, on all matters that may be voted on by the owners thereof at meetings of the stockholders. Since the shares of Common Stock do not have cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors can elect all the directors and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors. At the Company's annual meeting held in May, 1997, the stockholders approved a provision whereby a quorum shall be deemed present for the conduct of business at either an annual meeting of the stockholders or at a special meeting of the stockholders with only one-third of the outstanding shares represented, either in person or through proxy.

PREFERRED STOCK

No shares of preferred stock of the Company (the "Preferred Stock") were issued and outstanding as of October 1, 1997. Shares of Preferred Stock were issued during the second and third quarters of fiscal year 1997, but all have been converted to Common Stock by the holders thereof. No shares of Preferred Stock have been issued since the third quarter of fiscal year 1997.

Subject to the Company's Amended and Restated Certificate of Incorporation and the Delaware General Corporation Law, the terms of one or more classes or series of Preferred Stock, including dividend rights, conversion prices, voting rights, redemption prices and similar matters will be determined by the Board of Directors.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                            SECURITIES ACT LIABILITIES.

Officers and directors of the Company are indemnified by the Company in accordance with Article X of its Amended and Restated Certificate of Incorporation, and Article VI of its Bylaws, under each, to the maximum extent permissible by law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the Delaware General Corporation Law or the provisions of the Company's Amended and Restated Certificate of Incorporation or Bylaws, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for the indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                              DESCRIPTION OF BUSINESS

The Company was organized under the laws of the state of Delaware on October 27, 1995. A predecessor of the Company was initially incorporated on August 11, 1995 under the laws of the state of Utah and under the name Lifechoice, Inc. The acquisition by the Company of a company organized by Mark Fixler, the Company's Chief Executive Officer and Chairman of its Board of Directors, involved several events in or about October, 1995, including the following:
(i) the Company changed its name from Lifechoice, Inc. to Fix-Corp International, Inc.; (ii) Mr. Fixler assumed control of the Company with 90% of its then-outstanding common stock; (iii) the Company was redomiciled from being a corporation organized under Utah law to one organized in Delaware; and (iv) the Company was transformed, from being a public shell (under its prior name) with shareholders but no operations or assets, to a corporation with the operations described below.

The Company's principal business is the manufacturing of recycled plastic (in particular, high-density polyethylene or "HDPE") resin, through its wholly-owned subsidiary, Fixcor Industries, Inc. ("Fixcor"), a Delaware corporation incorporated on December 17, 1996. During January, 1998 the Company commenced the manufacturing of plastic pallets from recycled resin through its wholly-owned subsidiary, Pallet Technology, Inc. ("Pallet Technology"), a Delaware corporation incorporated on July 7, 1997. Pallet Technology was originally incorporated under the name Palletech, Inc. but amended its certificate of incorporation on December 15, 1997 to change its name to Pallet Technologies, Inc. and again amended its certificate of incorporation on April 9, 1998 to change its name to Pallet Technology, Inc. During February, 1998, the Company acquired, through its wholly-owned subsidiary, Poly Style Industries, Inc. ("Poly Style"), a Delaware corporation incorporated on February 18, 1998, substantially all of the assets of a business that manufactures window blinds from recycled polyvinyl chloride (or "PVC"). During June, 1998, in connection with the acquisition of the assets of a Canadian oil container recycling company, the Company formed two additional subsidiaries, the Company's wholly-owned subsidiary Fixcor Recovery System, Inc. ("FRS-Delaware"), a Delaware corporation incorporated on June 11, 1998, and FRS-Delaware's wholly-owned subsidiary Fixcor Recovery Systems Ltd. ("FRS-Alberta"), an Alberta, Canada corporation incorporated on June 15, 1998.

The Company also markets jewelry products for corporate awards and gifts and extends financing to small businesses collateralized by purchase orders. These two businesses constituted substantially all of the businesses of the Company prior to the end of fiscal year 1996. During fiscal year 1997, however, revenues from these businesses constituted less than 7% of the Company's total revenues, with more than 93% of its revenues generated by the manufacturing of recycled plastic resin. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

In December, 1996, the Company acquired a recycling plant in Heath, Ohio, also known as the Heath Resource Recovery Plant (the "Facility"), from Quantum Chemical Corporation ("Quantum"). Quantum was not and is not affiliated with the Company or Mr. Fixler. In connection with this acquisition, in December, 1996, the Company formed Fixcor to own and operate the Facility. On January 8, 1997, the first processing line at the Facility became operational. During July, 1997, the Company formed Pallet Technology to manufacture plastic pallets from recycled plastic resin. The Company expects that it will dedicate significantly less resources to the corporate awards jewelry marketing and purchase order financing businesses, that the plastic recycling business will continue to grow, and that the operations of Fixcor and Pallet Technology will generate a greater percentage and, eventually, substantially all of the revenue of the Company in fiscal year 1998, such that the Company is considered primarily to be in the plastic recycling and recycled products business.

RECENT DEVELOPMENTS

The equipment ordered for Pallet Technology's initial operations at the Facility was delivered in December, 1997 and installation commenced within the first week after delivery. Installation was complete and limited production began during January, 1998. Production was at full capacity by the end of February, 1998, with the date of first revenue occurring in March, 1998. As of February 10, 1998, Pallet Technology had approximately $5,000,000 in advance orders. As of May 1, 1998, Pallet Technology had approximately $10,000,000 in orders. Instead of purchasing the recycled plastic resin pellets from Fixcor as previously contemplated and disclosed, Pallet Technology, from the commencement of its operations, has been purchasing resin pellets from unaffiliated third parties at market rates. These resin pellets are currently readily available and Pallet Technology believes that they will continue to be readily available for the foreseeable future.

The Company's corporate awards jewelry marketing business activity is still continuing on a limited basis. Revenues from corporate awards jewelry marketing business for fiscal year 1997 were approximately 3.9% of the Company's revenue. The purchase order financing business is being phased out. As of September 30, 1997 the aggregate principal of the purchase order financing contracts was approximately $800,000, and as of May 31, 1998 this amount was reduced to approximately $30,000, and the Company is not entering and does not intend to enter into any additional purchase order financing arrangements. Revenues from purchase order financing business for fiscal year 1997 were approximately 2.2% of the Company's revenue.

The Company has no current plans to spin-off the Facility's operations in an initial public offering. Discussion of a spin-off in the notes to the Financial Statements for fiscal year 1996 was based on long-range options considered by the Company. (See note 8 to those financial statements.) Management views a spin-off as an alternative for future consideration, but has no present plan to pursue that alternative.

There has been a material change in the cost of raw material since December 31, 1997. As occurred during the fourth quarter of fiscal year 1997, the per pound cost of raw material has decreased for both mixed and natural raw material. For mixed raw material, the decrease has been from a range of $0.23 to $0.32 during fiscal year 1997 to a range of $0.23 to $0.28 during the first three months of fiscal year 1998. For natural raw material, the decrease has been from a range of $0.30 to $0.42 during 1997 to a range of $0.30 to $0.35 during the first three months of 1998. Management believes that this change is attributable to a decline in demand. (Fixcor's resin prices have declined correspondingly, so that its margins have remained relatively consistent.)


In February, 1998, the Company entered into an agreement (the "UV Agreement") with Universal Vinyl Corp. ("UV"), a Florida corporation, as seller, and Yoram Aisenberg and Avraham Weinstein, each a principal of both Nitro and UV, jointly and severally as guarantors of UV's obligations. Under the UV Agreement, once certain conditions were satisfied, on February 28, 1998, the Company acquired substantially all of the assets of UV, whose operations were located at a plant in Medley, Florida, a suburb of Miami. The purchase price of these assets was $1.04 million, (which represents the estimated fair market value of the assets acquired). The source of funds for this acquisition is cash on hand, arising from the various capital raising activities of the Company.


The Company intends to utilize the assets acquired under the UV Agreement through its wholly-owned subsidiary, Poly Style. Poly Style operates those assets at UV's location (the "UV Plant"), and will continue to do so until it moves those operations to other space (the "Florida Plant") leased in North Miami Beach, Florida. The lease of the Florida Plant was executed in April, 1998. Pallet Technology equipment has been delivered to the Florida Plant and is expected to be operational during the third quarter of fiscal year 1998. Poly Style's operations are expected to continue at the UV Plant for several months, but are expected to be moved to the Florida Plant before the end of fiscal year 1998.

The operations, as to which the assets acquired from UV relate, consist of the manufacturing of plastic vertical blinds from extruded PVC. PVC is purchased from third party suppliers at market rates, averaging approximately $0.80 per pound, a price that has not recently materially fluctuated. The Company believes that this raw material is readily available. Poly Style's customers are expected to be wholesale fabricators. Its competition consists primarily of Hunter-Douglas Corp., Laserlight Inc. and Graber Inc. The Company does not believe that the UV Plant was, or the Florida Plant is, subject to any environmental regulations the annual cost of compliance with which was or would be material. Mr. Aisenberg was named President of Poly Style.

In addition to being the President of UV and Poly Style, Mr. Aisenberg is a director of Nitro Plastic Technologies of Israel ("Nitro"). Nitro owns the proprietary injection molding process licensed to and used by Pallet Technology in manufacturing pallets. In February, 1998, Nitro, Mr. Aisenberg and Pallet Technology entered into the First Amended Licensing and Marketing Agreement under which the royalty rate of $2.50 per pallet sold under Pallet Technology's original agreement with Nitro is reduced to $0.50 during the first five years and $0.25 during the next five years. Pallet Technology, in addition to continuing its operations at the Facility, has ordered and, during approximately the third quarter of fiscal 1998 expects to install at the Florida Plant equipment, and to commence the production of pallets. See "DESCRIPTION OF BUSINESS--PATENTS, TRADEMARKS AND LICENSES" and "MANAGEMENT'S

DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS--PHASE 3."

In June, 1998, the following management changes occurred. Mr. Fixler resigned from his position as President of the Company, but retained his positions as Chief Executive Officer and Chairman of the Board. Gary M. DeLaurentiis was promoted to President of the Company. Andrew I. Press resigned from his position as Chief Financial Officer of the Company, but retained his positions as Treasurer and Director and as a member of committees of the Board of Directors of the Company. Roger A. Kittelson joined the Company as Chief Financial Officer.

In June, 1998, all credit facilities being provided by Gordon Brothers Capital, LLC were refinanced through a credit facility with Coast Business Credit, a division of Southern Pacific Bank, a commercial lender with an office located in Los Angeles, California. This financing was in the amount of $20,000,000 and was secured by a security interest in all of the Company's, Fixcor's, Pallet Technology's and Poly Style's receivables, inventory, equipment, investment property and general intangibles. Each of the Company, Fixcor and Pallet Technology also provided cross guarantees under this financing agreement. This financing arrangement included a $10,000,000 term loan, a $5,000,000 line of credit for accounts receivables and a $5,000,000 credit facility for new equipment purchases. (Copies of the principal documents evidencing this financing and guarantee are exhibits to this Registration Statement.)

In June, 1998, the Company, through its wholly-owned subsidiary FRS-Delaware and FRS-Delaware's wholly-owned subsidiary FRS-Alberta, acquired the assets of a Canadian oil container recycling company, Plastic Recovery Systems for cash and stock. These operations are intended to compliment the oil-container recycling business that Fixcor is developing in the United States. See "DESCRIPTION OF BUSINESS--CALIFORNIA GRANT AND ALLIED SIGNAL AGREEMENT."

In connection with the Company's initial registration of the Common Stock, the financial statements for the years ended December 31, 1996 and 1997 have been restated to reflect the value of shares issued to a "related party" (a principal shareholder) as an expense in the period ended December 31, 1996; previously this had been included as part of the capitalized cost of the Facility. The restated purchase price of $3,400,000 has been reallocated on the same basis as the components of the appraised fair market value of the Facility at the time of the purchase.

THE COMPANY

The Company has four wholly-owned subsidiaries, Fixcor, Pallet Technology, Poly Style and FRS-Delaware. FRS-Delaware, in turn, has one wholly-owned subsidiary, FRS-Alberta. Fixcor owns and operates the Facility, located in the Mid-Ohio Industrial Park at 1835 James Parkway in Heath, Ohio 43056. The Company leases the UV Plant, located at 9200 N.W. 102nd Street in Medley, Florida 33170, on a month to month basis, from an unrelated third party. The Company leases the Florida Plant, located at 120 Northeast 179th Street, North Miami Beach, Florida from B-K-N Corporation, an Ohio corporation, in which S. Darwin Noll, a director of the Company, owns a controlling interest. Pallet Technology's operations take place at the Facility, and are also expected to take place at the Florida Plant. Poly Style's operations take place at the UV Plant, but are expected to be moved to the Florida Plant before the end of fiscal year 1998. The closest major metropolitan area to the Facility is Columbus, Ohio, about 30 miles away. The closest major metropolitan area to the Florida Plant is Miami, Florida, of which North
Miami Beach is a suburb. Within the plastics industry, the Company intends to establish itself as a high volume supplier of recycled HDPE resin. Simultaneously, the Company intends to pursue a program of vertical integration whereby it has the capacity to utilize recycled plastic resin pellets and fabricate a value-added plastic end product. Management has contemplated from time to time a spin-off of certain of its operations.
However, the Company has taken no material action to pursue a spin-off, does not currently contemplate a spin-off, and no assurances can be made that a spin-off or similar transaction will occur. (See note 8 to the Financial Statements for fiscal year 1996.)

ACQUISITION OF THE FACILITY

In December, 1996, the Company consummated the acquisition of the Facility pursuant to the Purchase and Sale Agreement (the "Quantum Agreement"). The Facility was acquired from Quantum, a Virginia corporation with its principal place of business located in Cincinnati, Ohio. The Facility includes a stand-alone post-consumer plastic recycling operation involving two parallel recycling lines inside a 50,000 square foot building on its own plot of ground with access to an adjoining railroad spur and truck scale, plus various other support equipment.

In connection with the acquisition of the Facility, the Company obtained bridge financing from Gordon Brothers Capital Corporation, a commercial lender with its principal place of business located in Boston, Massachusetts.
 This bridge financing was in the amount of $2,500,000 and was secured by a first mortgage on the Facility and a security interest in all inventory, accounts receivables and contracts with customers. Mr. Fixler also guaranteed the Company's obligations under the bridge financing agreement.

Upon consummation of the purchase of the Facility and prior to the securing of permanent financing, the Company entered into a formal Acquisition Agreement (the "Acquisition Agreement") under which the Company conveyed the Facility to Fixcor in connection with its original subscription to all of the shares of common stock of Fixcor. Mr. Fixler was also a party to this Acquisition Agreement. Before the Company acquired the Facility under the Quantum Agreement, he had a non-written option to purchase the Facility. He waived his option to purchase and this waiver allowed the Company to make the acquisition. In addition, he personally guaranteed the bridge financing for the purchase of the Facility, and the Company issued to him 6,063,036 shares of common stock of the Company (the "Common Stock"), valued at $3,638,000, or $0.60 per share, all of which were restricted shares. Mr. Fixler was principally responsible for representing the Company in these transactions. Since Mr. Fixler was also a principal shareholder of the Company, the value of the shares issued to him in connection with this transaction has been charged to expense for the year ended December 31, 1996.

In May, 1997, Fixcor secured financing for the Facility from NationsCredit Commercial Corporation. This consisted of revolving loans up to $7,000,000 for inventory and account receivable financing, permanent financing, and equipment acquisition. This financing included a mortgage security agreement which encumbered substantially all of the assets of the Facility. Mr. Fixler was the guarantor of this facility in an amount up to $750,000 plus expenses.

OPERATIONS AT THE FACILITY

The Facility produces post-consumer high density polyethylene (HDPE) plastic resin pellets. The Facility has three recycling lines to clean and wash the raw material and five extrusion lines that are capable of producing approximately 66,000,000 to 72,000,000 pounds of post-consumer plastic resin per year. The Company expects that the average selling price of this resin can be maintained for the foreseeable future at approximately the current levels, resulting in annual gross sales of approximately $20,000,000 to $25,000,000 per year with all processing lines operating.

The manufacturing process is substantially automated and is generally capable of running 24 hours per day, permitting Fixcor to utilize three shifts. Fixcor's current production (i.e., output that it expects to produce through approximately the end of the second quarter of fiscal year 1998) is sold out. With the third line operating since October, 1997, Fixcor expects its capacity to come closer to meeting the demand for the HDPE resin. The Company believes that it can sell all of the resin that the Facility can and will produce in the near future. Company management believes that the recycling of HDPE is not generally a seasonal business, either with respect to the supply of raw materials or with respect to customers' demand. The demand is one that the Company believes is not currently being met. While Fixcor's business is not concentrated on any one region of the United States, and while it has no current plans to do so, the Company believes that it may be advantageous in the future to expand by opening plants in other regions of the United States to be closer to suppliers and customers. The Company expects, and has made plans, to expand the Facility during fiscal year 1998. Fixcor currently has no material sales directly or indirectly to foreign customers. Its customers are generally companies with annual sales revenue of between $50,000,000 and $250,000,000. In addition, management believes that Fixcor enjoys a competitive advantage over its competitors due to an advantageous rate for electric power from Ohio Power. Fixcor owns its own substation that regulates and supplies its power. The national rate charged to commercial customers is $0.09 per kilowatt hour. Fixcor pays $0.032 per kilowatt hour for use at the Facility. This differential translates into a cost of $0.011 per pound of plastic produced. In addition, the Facility has its own waste water treatment plant. This permits the Facility to recycle 50% to 75% of the water that it consumes per day and aids in lowering the cost of producing resin pellets.

The Facility is designed to produce recycled HDPE. HDPE is a constituent ingredient of many consumer packaging plastic products. The prices of raw materials are a function of, among other things, the manufacturing capacity for such raw materials of such consumer products. In the event of cost increases for raw materials, failure to achieve corresponding sales price increases in a timely manner, sales price erosion without a corresponding reduction in raw material costs or failure to renegotiate favorable raw material supply contracts could have a material adverse effect on the Company.

PALLET TECHNOLOGY

Pallet Technology, a subsidiary formed in July, 1997, specializes in the production of plastic pallets. Pallet Technology has installed in the Facility a specialized, state-of-the-art injection molding machine which transforms resin pellets into plastic pallets. This will enable the Company to be less dependent on commodity pricing and instead achieve pricing which reflects the value added properties of a finished good. The pallets will be produced from recycled plastic resin obtained from third parties at market rates or from Fixcor. Pallet Technology completed engineering work, ordered, received, and installed equipment at the Facility, and operations commenced in February, 1998. Pallet Technology also has ordered comparable equipment for installation at the Florida Plant. See "DESCRIPTION OF BUSINESS--RECENT DEVELOPMENTS" for more information regarding Pallet Technology. The Company believes that plastic possesses numerous advantages over wood, the material currently used for pallets: plastic is extremely durable, has historically been less expensive, possesses greater strength, will serve for a much longer term of service and, when its life is over, can itself be recycled.

In July, 1997, the Company, Fixcor and Pallet Technology, as borrowers, secured financing from Gordon Brothers Capital Corporation, in the form of a $3,500,000 line of credit, intended to finance the acquisition of equipment for use in the operations of Pallet Technology. This credit facility is secured by substantially all of the assets of the Company and its subsidiaries. Mr. Fixler is the guarantor of this line of credit in an amount up to $1,000,000. All financing from NationsCredit Commercial Corporation was refinanced through Gordon Brothers Capital, LLC (successor to Gordon Brothers Capital Corporation) in December, 1997. This resulted in the Company, Fixcor and Pallet Technology being the borrowers on a revolving credit facility in the principal amount of $7,000,000, $3,500,000 of which principal matures in October, 1998. In June, 1998, all financing through Gordon Brothers Capital, LLC was refinanced through Coast by a credit facility in the amount of $20,000,000. Coast did not require that Mr. Fixler provide a guarantee in connection with this credit facility, but each of the borrowers cross-guaranteed the obligations of the others.

LEVERAGE

As discussed above, the Company is significantly leveraged. It has entered into security agreements which encumber substantially all of the Company's assets. The Company's future operating performance and ability to service or refinance its indebtedness will be subject to future economic conditions and to financial, business and other factors, many of which are beyond its control, and consequently the Company may be unable to service all of its debt in the future. There can be no assurance that the Company's future operating performance will be sufficient to service such indebtedness or that the Company will be able to refinance its indebtedness in whole or in part.

The degree to which the Company is leveraged can have significant effects on the Company, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be limited;
(ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of the principal of and interest on its existing indebtedness, thereby reducing funds available for operations; (iii) the agreements governing the Company's indebtedness and convertible debentures contain certain restrictive covenants. The Company's ability to make scheduled payments of the principal of, or interest on, or to refinance, its indebtedness will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, primarily interest rate levels and financial, competitive, business and other factors, many of which are beyond its control.

CUSTOMERS

Fixcor ships the resin it produces to its customers by rail and truck. During 1998, the Company has paid approximately $23,000 per month under a railcar lease agreement for rail shipments. During 1997, these monthly payments averaged approximately $2,700. The resin is used by Fixcor's customers for manufacturing plastic pipe and for containers for household cleaners such as laundry detergent and bleach (but not for containers of items for human consumption). Generally, in manufacturing the plastic containers from the resin, customers mix the resin with other materials, but do not do so in the manufacturing of plastic pipe.

Fixcor's accounts receivable, as well as its accounts payable, are generally due within 30 days of invoice. The Company believes that this is consistent with industry practice. Fixcor's operations and budget account for the delay between paying for the raw materials and being paid for the resin produced. Again, the Company believes that this is consistent with industry practice. No customer of Fixcor purchases 40% or more of Fixcor's production. The one customer that approaches purchasing 40% of the production is a wholesale distributor, to whom Fixcor sells resin for further distribution. No other customer purchases more than 10% of Fixcor's production.

Pallet Technology's operations commenced during January, 1998, and its revenues commenced during the first quarter of fiscal year 1998. No customer of Pallet Technology purchases more than 10% of Pallet Technology's production, except that Pallet Technology has committed to deliver to Nitro for Nitro to distribute 225,000 pallets during 1998. Pallet Technology also entered into a distribution agreement with Advanced Environmental Products, LLC for that company to purchase and distribute 350,000 pallets during 1998, and 500,000 during each of the following two years. Each of those 1998 commitments may exceed 10% of Pallet Technology's 1998 production, depending on actual production levels. Otherwise, the Company generally sells its production through purchase orders. These purchase orders are solicited or received from interested parties by representatives of the Company's subsidiaries making direct and indirect contact with potential consumers of resin and pallet products.

Customers of Pallet Technology are, and management expects that those customers will continue to be, closed-loop warehouses and distribution centers, such as large retailers who are directly involved in much of the manufacturing, warehousing and retail distribution of their products. No customer purchases, or has placed a purchase order in a quantity that would make that customer a purchaser of 10% or more of Pallet Technology's production. Pallet Technology received advance purchase orders for pallets produced by Pallet Technology in amounts in excess of $5,000,000. As of June 1, Pallet Technology had approximately $10,000,000 in orders. The

Company expects to ship Pallet Technology's products through traditional rail and truck channels.

RAW MATERIALS

Polyethylene constitutes the principal raw material used in the recycling of plastic processed by the Company's subsidiaries. This raw material must be sorted and baled before it can be utilized. Generally, there has been no problem obtaining sorted and baled HDPE raw materials, which are available from a wide variety of suppliers, including but not limited to major waste haulers and landfills. PVC, the raw material used by Poly Style, is readily available and the price does not materially fluctuate. Costs for these raw materials used by Fixcor tend to fluctuate with various economic factors which generally affect the Company and its competitors. The availability of raw materials was adequate in 1996 and 1997 and management expects it to remain adequate throughout 1998. Since Fixcor had no operations during 1996, it has no direct information with respect to the price of raw materials during that year. Based on discussions with current suppliers, it appears that the cost of raw materials was approximately the same as the cost that the Company incurred during 1997, and the first quarter of 1998. The Company believes that there is adequate inventory of raw materials to meet Fixcor's production requirements, and that its practices are consistent with industry norms. See "DESCRIPTION OF BUSINESS--RECENT DEVELOPMENTS."

PATENTS, TRADEMARKS AND LICENSES

Pallet Technology has entered into a Licensing and Marketing Agreement with Nitro. Under that agreement, Pallet Technology is the sub-licensee of certain proprietary injection molding technology for the manufacturing of plastic pallets and other products from recycled plastic. The Company believes that otherwise it and its subsidiaries have all rights necessary to carry on their operations. In particular, in connection with the acquisition of the Facility from Quantum, the Company purchased equipment and other tangible assets that it believes are necessary for Fixcor's operations. The Company is not the holder of any letters patent, trademark or copyright registrations, and has not applied for any of the foregoing. Pallet Technology uses the trademark "POWER-PAL 2000" with respect to its pallets, but has not registered or applied for registration of that trademark.

CALIFORNIA GRANT AND ALLIED SIGNAL AGREEMENT

In June, 1997, the Company was awarded a $256,868 research grant from the Integrated Waste Management Board of the State of California to develop a solution to the problems associated with non-recyclable HDPE motor oil containers, which have historically been sent to landfills. The solution will involve the separation of the remaining oil from the "empty" container, and then the recycling of the HDPE container and the separate recycling of the remaining oil. To do this, in September, 1997, Fixcor entered into a license agreement with The Federal Manufacturing & Technologies business unit of AlliedSignal Inc. ("AlliedSignal") under which AlliedSignal licenses to Fixcor certain technology (as to which United States letters patent were issued after the date of the agreement) and Fixcor pays a license fee and ongoing royalties based principally on products sold arising out of use of the licensed technology. The Company expects that a prototype of equipment using this technology will be available for limited use by the end of the third quarter of fiscal year 1998.

The Company has not spent significant amounts on research and development in the past and, except for the grant from the State of California, does not expect its research and development budget in the future to be material.

EMPLOYMENT AGREEMENTS

Mr. Fixler has entered into a written employment agreement with the Company with a term of three years commencing January 1, 1997 . Gary M. DeLaurentiis has entered into an employment agreement with the Company with a term of five years commencing January 1, 1997. Mr. Aisenberg has entered into a written employment agreement with the Company with a term of five years commencing March 5, 1998. Mr. Kittelson has entered into a written employment agreement with the Company with a term of five years commencing July 16, 1998. See "EXECUTIVE COMPENSATION." No other employees have written employment or collective bargaining agreements with the Company or any of its subsidiaries.

COMPETITION

Fixcor sells a commodity (recycled HDPE plastic) in a commodity market. As is true with all commodity markets, this market is highly competitive, although Fixcor has experienced no difficulty in running at full capacity and selling its full production. Nevertheless, many of its competitors are considerably larger than the Company and have substantially greater financial and other resources than the Company, while others are significantly smaller with lower fixed costs and greater operating flexibility. The Company has approximately 15 competitors.

ENVIRONMENTAL MATTERS AND GOVERNMENT REGULATION

The business operations of the Company and the ownership and operations of real property by the Company are subject to extensive and changing federal, state, local and foreign environmental laws and regulations pertaining to the discharge of materials into the environment, the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to the protection of the environment. Management believes that the Company and its subsidiaries are in compliance with all applicable environmental laws and regulations, and no change with respect to this compliance has occurred since December 31, 1997. As is the case with manufacturers in general, if a release of hazardous substances occurs on or from the Company's properties or any associated offsite disposal location, or if contamination from prior activities is discovered at any of the Company's properties, the Company may be held liable. From time to time, the Company is involved in inquiries relating to compliance with environmental laws, permits and other environmental matters. In the future, the Company may be identified as a potentially responsible party and be subject to liability under applicable law. No assurances can be given that additional environmental issues will not require future expenditures.

The plastics industry, in general, and the Company also are subject to existing and potential federal, state, local and foreign legislation designed to reduce solid wastes by requiring, among other things, plastics to be degradable in landfills, minimum levels of recycled content, various recycling requirements, disposal fees and limits on the use of plastic products. In addition, various consumer and special interest groups have lobbied from time to time for the implementation of these and other such similar measures. Although the Company believes that the legislation promulgated to date and such initiatives to date have not had a material adverse effect on the Company, there can be no assurance that any such future legislative or regulatory efforts or future initiatives would not have a material adverse effect on the Company.

Fixcor's current expenses for compliance with environmental laws and regulations is approximately $300,000 per year, primarily the cost of water treatment. Two environmental "Phase I" examinations were done in connection with the purchase of the Facility and the reports from those examinations did not reveal any contamination.

Fixcor has made no material capital expenditures, and expects to make none, for environmental control facilities in connection with its operations at the Facility, and Pallet Technology expects to make none in connection with its operations at the Facility or the Florida Plant, and Poly Style expects to make none in connection with its operations at the Florida Plant.

The United States Food and Drug Administration (the "FDA") regulates the content of direct-contact food containers and packages, including containers and packages made from recycled plastics and paper products. The FDA currently limits the amount of recycled materials that can be used in such containers and packages.

EMPLOYEES

As of June 26, 1998, the Company and its subsidiaries had a total of approximately 169 employees, all of whom were full-time employees. Of these, Fixcor had approximately 128 production personnel and a support staff of 10, and Pallet Technology had 12 production personnel, at the Facility. The Company had another four employees at its headquarters office in Beachwood. Poly Style has approximately 15 employees at the UV Plant. The Company has no collective bargaining agreement with its employees and no union represents them. There have been no interruptions or curtailments of operations due to labor disputes and the Company believes that relations with its and its subsidiaries' employees are good.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                       AND RESULTS OF OPERATIONS

DEVELOPMENT STAGE ACTIVITIES

In December, 1996, the Company formed Fixcor, a wholly-owned subsidiary. This entity acquired the Facility, a stand-alone post-consumer plastic recycling operation. The acquisition significantly changed the focus of the Company from corporate awards jewelry marketing and financing to the manufacturing of plastic resin.

With this acquisition, the Company's business plan may be divided into five phases based upon the services performed, the products produced, and the products and services to be performed and produced.

Note 2(C.) to the December 31, 1996 audited financial statements indicates that for the year ended December 31, 1995, the Company incurred a bad debt of $962,471. This charge to earnings related to the Company's Purchase Order Financing business. As a result of an uncollectible financing, the Company incurred this expense. After incurring this loss, the Company changed the procedures it utilized to secure its interest in these transactions to preclude any future losses. In fact, no losses have been incurred in these transactions since 1995.

For the years 1996 and 1997, no bad debt provision was deemed necessary since, in the opinion of management, all trade receivables are collectible.

PHASE 1

This phase of the business plan relates to the source of the Company's revenues prior to acquisition of the Facility now owned and operated by Fixcor. The sources of these revenues were corporate awards jewelry marketing and the extension of financing to small businesses collateralized by purchase orders.

PHASE 2

With the acquisition of the Facility in Heath, Ohio, the Company, through its wholly-owned subsidiary, became the owner and operator of a stand-alone post-consumer plastic recycling operation. This operation now contains three operating lines for cleaning and washing the raw material and five extrusion lines for producing post-consumer plastic resin. The first became operational January 8, 1997, the second March 4, 1997, and the third October 22, 1997. Since the acquisition of this Facility, the corporate awards jewelry marketing and the financing of purchase orders has become an immaterial portion of the revenues and operations of the Company. Funding of the Facility acquisition was made by obtaining bridge financing in the amount of $2,500,000 from Gordon Brothers Capital Corporation and $900,000 in cash. The bridge financing was secured by a mortgage on the Facility, and a security interest in all inventory, accounts receivables and contracts with customers, and a personal guarantee of Mr. Fixler. On May 14, 1997, the Company replaced this bridge financing with permanent financing from NationsCredit Commercial Corporation for up to $7,000,000. This financing consisted of a security agreement on all of Fixcor's assets, and a credit line based upon a percentage of inventory and accounts receivable. All financing from NationsCredit Commercial Corporation was refinanced through Gordon Brothers Capital, LLC (successor to Gordon Brothers Capital Corporation) in December, 1997. This resulted in the Company, Fixcor and Pallet Technology being the borrowers on a revolving credit facility in the principal amount of $7,000,000, $3,500,000 of which principal matures in October, 1998. All financing with Gordon Brothers Capital, LLC was refinanced through Coast in June, 1998. See "DESCRIPTION OF BUSINESS,

--RECENT DEVELOPMENT, --THE COMPANY, --ACQUISITION OF THE FACILITY and --PALLET TECHNOLOGY."

PHASE 3

On July 7, 1997, the Company formed another wholly-owned subsidiary, Pallet Technology. The purpose of this subsidiary is to specialize in the production of plastic pallets. Pallet Technology has ordered a specialized, state-of-the-art, injection molding machine which transforms resin pellets, produced by Fixcor, into plastic pallets. Installation of this equipment was completed during January, 1998 and it was operating at substantially full capacity by the end of the first quarter of fiscal year 1998. The approximate cost of the equipment, molds, transportation and installation of the equipment for Pallet Technology's operation at the Facility was $4,000,000. The approximate cost of equipment, transportation and installation at the Florida Plant is expected to be approximately $3,000,000. The total cost of molds, which has not yet been determined, is not included in this amount. The cost of the standard pallet mold is approximately $700,000, and additional molds are on order. Not taking into consideration Pallet Technology's operations at the Florida Plant, which the Company expects to commence during the third quarter of fiscal year 1998, the Company conservatively estimates that Pallet Technology revenues for 1998 will be $10.0 to 13.0 million.

With Pallet Technology operations running at the Florida Plant, the Company estimates that total 1998 revenues from pallet sales will be $15.0 to 20.0 million. Permanent financing for the Pallet Technology equipment for installation at the Facility was secured from Gordon Brothers Capital Corporation. All financing with Gordon Brother Capital, LLC was refinanced through Coast in June, 1998. See "DESCRIPTION OF BUSINESS, --RECENT DEVELOPMENT, --THE COMPANY, --ACQUISITION OF THE FACILITY and --PALLET TECHNOLOGY."

PHASE 4

During September, 1997, the Company's wholly-owned subsidiary, Fixcor, entered into an agreement with AlliedSignal. Under this licensing agreement, Fixcor is entitled to utilize technology owned by Allied in the recovery of oil and plastic from shredded motor oil containers. This process produces two useable products from a previous waste stream. The Company expects to commence these operations during fiscal year 1998. The agreement requires Fixcor to pay royalties to Allied based upon the volume of recycling performed by Fixcor under these licenses.

PHASE 5

During February, 1998, the Company's wholly-owned subsidiary, Poly Style entered into the UV Agreement, under which Poly Style acquired substantially all of the assets of UV for a purchase price of approximately $1.04 million. Poly Style manufactures plastic vertical window blinds from extruded PVC. Poly Style's operations commenced shortly after the acquisition at the UV Plant and have been moved to the Florida Plant. See "DESCRIPTION OF BUSINESS--RECENT DEVELOPMENTS."

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1996, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 1997

Substantially all revenues for fiscal year 1996 were from corporate awards jewelry marketing, and financing of purchase orders. The Company had no revenues for this period from the Fixcor, Pallet Technology or Poly Style operations.

Revenues for the twelve months in fiscal year 1996 from the purchase order financing were $510,779 versus $191,795 for the twelve months in fiscal year 1997, a decrease of approximately 60 percent. The reduction in revenues reflects a change in the orientation of the Company from financing and sales to manufacturing resin and resin products. During the fourth quarter of 1997, financing of purchase orders declined to the point that only one receivable was outstanding related to this activity at December 31, 1997, and the balance of that receivable was only $30,000.

Revenues from merchandise sales for the year ended December 31, 1996, were $232,824. These revenues for the year ended December 31, 1997 were $346,326
resulting in an annualized increase in sales of 49%.   This increased volume
of sales is expected to continue during 1998. Although the Company is expending limited time and resources in this operation, as a result of contacts developed in prior years, the revenues from these sales continue to have limited growth.

For the year ended December 31, 1997, the revenues of Fixcor were $7,708,051. Cost of goods sold on these sales was $4,428,519 resulting in a gross margin of 42%. This operation was the primary focus of the Company for fiscal year 1997 and the first quarter of 1998. With the addition of another resin processing line during October, 1997, and future expansion plans, it is expected that revenues in 1998 will be substantially higher than those in 1997.

General and administrative expenses for the year ended December 31, 1996, were $491,383 compared with $2,045,767 for the year ended December 31, 1997. This increase is a result of gearing up the Fixcor operations. It includes salaries and direct compensation related to the production and operation of the Facility, fees and expenses incurred related to third party borrowings and the sale of equity shares in the Company, and the professional fees necessary to meet regulatory commitments.

RESULTS OF OPERATIONS FOR THE QUARTER ENDED MARCH 31, 1997, AS COMPARED TO THE QUARTER ENDED MARCH 31, 1998

A review of the first quarter of fiscal year 1998 as compared to the results of operations from the same period in 1997 indicates that the Company has continued to grow and improved its profitability. Gross margins for the first quarter of 1998 were $2,358,234 versus $530,586 for the prior year.

This growth is a result of increased resin sales from expanded capacity and operations at the Facility, the startup and sales of plastic pallets by Pallet Technology during the latter part of the first quarter of 1998, and the profitability of the Poly Style operations. Gross margins for these entities are summarized below:

Caption
                                           COST OF        GROSS
                             SALES          GOODS         MARGIN
                                            SOLD
COMPANY                     100,340         42,190         58,150

FIXCOR                    3,486,573      1,549,771      1,936,802

POLY STYLE                   72,026         28,810         43,216

PALLET TECHNOLOGY           518,068        198,002        320,066

Another source of income for the period related from the increased value of funds invested in marketable securities. As a result of these gains, the Company recognized $600,000 of income from this source.

During the quarter, additional long-term financing was obtained in two forms. First, the Company borrowed an additional $2,000,000 on its facility with the Gordon Brothers Capital Corporation. These monies were used to fund the Company's growing working capital needs. These needs are a result of increased production and sales with their impact of requiring the Company to incur increasing receivable and inventory balances.


Another source of financing was the receipt of $4,000,000 in the form of subordinated convertible debentures. These debentures bring the total amount of this form of debt to $12,000,000. (An additional $3,000,000 in debentures were sold in April, 1998, and an additional $3,000,000 in debentures were sold in June, 1998.) These monies are used to fund the long-term growth needs of the Company. These needs include additional equipment and building expansions to accommodate the growth of the Company. During 1997 and the first quarter of fiscal year 1998, the Company incurred approximately $16,000,000 for the purchase and installation of additional plant equipment, none from affiliated or related parties. Of this, approximately $7,000,000 was for improvements to and additional equipment used at the Facility in the manufacturing of recycled plastic resin. An additional $8,000,000 was for the purchase and installation of equipment and related tooling for Pallet Technology's operations at the Facility and at the Florida Plant used in the manufacture of plastic pallets from recycled resin. Also, during the first quarter of fiscal year 1998, approximately $1,000,000 was paid for the purchase of equipment in connection with the acquisition of Poly Style in Florida.


LIQUIDITY AND CAPITAL RESOURCES AS OF DECEMBER 31, 1997

The Company's cash balance increased by $6,671,080 to $6,895,619 from December 31, 1996 to December 31, 1997 and working capital increased by $7,068,275 to $14,302,066 from December 31, 1996 to December 31, 1997. The increases are the result of three occurrences. First, funds were generated by internal operations and formula borrowings on inventories (up to 55%) and receivables (up to 85%). The second source of funds was from the issuance of capital stock. During the nine months ended September 30, 1997, 3,490,986 shares were issued resulting in additional funds of $4,751,475. The third source of funds was from the issuance of convertible debentures. These monies were used to acquire additional equipment and fund working capital needs in Fixcor's operations.

As of March 31, 1998, other than ordering and installing equipment for use by Pallet Technology at the Florida Plant in capital expenditures and commitments therefor were minimal. As of that date Pallet Technologies had ordered its equipment, making a commitment of approximately $3,700,000. This additional equipment for Pallet Technology's operations at the Florida Plant is expected to be installed during the second and third quarters of fiscal year 1998. Management believes that the present cash balances and funding available through the permanent financing and line of credit will be sufficient to meet the needs of the Fixcor operations. However, additional funding may be necessary with regard to the Pallet Technology operations in connection with their commencement during the second and third quarters of fiscal year 1998, and in connection with the commencement of PolyStyles operations during that period. Management is working with financial institutions to ensure that sufficient monies are available to meet these needs, and it is believed that those monies will be available. See "DESCRIPTION OF BUSINESS--RECENT DEVELOPMENTS," and the discussion of the "CONVERTIBLE DEBENTURES" below.

CONVERTIBLE DEBENTURES


On October 24, 1997, pursuant to a Convertible Debenture Purchase Agreement, the Company issued and sold in a private placement to JNC Opportunity Fund Ltd. $4,000,000 principal amount of Debentures and to Diversified Strategies Fund, L.P. $1,000,000 principal amount of Debentures, each bearing interest at the rate of 6% per annum, payable quarterly in arrears, and due October 24, 2000 (collectively the "October Debentures"). On November 25, 1997, pursuant to an Amended and Restated Convertible Debenture Purchase Agreement and collateral documents, JNC Opportunity Fund Ltd, in exchange for its October Debentures and an additional $3,000,000 received principal amount of $7,000,000 of the Company's 5% convertible debentures, due November 25, 2000, and Diversified Strategies Fund, L.P., in exchange for its October Debentures, received principal amount of $1,000,000 of the Company's 5% convertible debentures, due November 25, 2000. The Company used the net proceeds of the transactions primarily for the acquisition of equipment for the start-up and expansion of Pallet Technology and Fixcor operations. The principal amount of the Debentures, together with any accrued and unpaid interest thereon, are convertible at any time into shares of Common Stock at a conversion price equal to the lesser of (i) $3.91 (110% of the average closing bid price for the 5 trading days preceding closing), or (ii) 84% (previously 85% under the October documents) of the average of the 5 lowest closing bid prices during the 10 trading days preceding conversion.



The purchasers also received warrants to purchase an aggregate 331,400 (JNC Opportunity Fund Ltd. - 265,120, and Diversified Strategies Fund, L.P. - 66,280) shares of Common Stock at an exercise price equal to $3.91 per share, exercisable at any time through October 24, 2000. JNC Opportunity Fund Ltd. received additional warrants to purchase 198,840 shares of Common Stock at that same price, exercisable at any time through November 25, 2000. The Company has reserved authorized shares of Common Stock sufficient to cover conversion of Debentures (and payment of interest thereon in shares of Common Stock) and the exercise of the warrants, and is required to effect and maintain for three years a registration statement under the Securities Act covering resales by the holders of such shares following conversion of Debentures (and payment of interest thereon in shares of Common Stock) and exercise of warrants.

In January, 1998, the Company issued to JNC Opportunity Fund Ltd $2,000,000, and to Diversified Strategies Fund, L.P. $500,000, principal amount of three-year, 4% convertible debentures due January 22, 2001, convertible (together with interest thereon) at any time into shares of Common Stock at a conversion price equal to the lesser of (i) $3.34, or (ii) 83% of the average of the 5 lowest closing bid prices for the 10 trading days preceding conversion. The purchasers also received warrants to purchase an aggregate 198,413 shares of Common Stock at an exercise price equal to $3.34 per share. The warrants are exercisable at any time through January 22, 2001. The Company is required to amend the Registration Statement on Form SB-2 to include resale by the holders of shares issuable upon conversion of such debentures and payment of interest thereon and exercise of such warrants.

In March, 1998, the Company issued to JNC Strategic Fund Ltd. $1,500,000 aggregate principal amount of three-year, 4% convertible debentures due March 11, 2001, convertible (together with interest thereon) at any time into shares of Common Stock at a conversion price equal to the lesser of (i) $3.31, or (ii) 83% of the average of the 5 lowest closing bid prices for the 10 trading days preceding conversion. The purchaser also received warrants to purchase an aggregate 126,268 shares of Common Stock at an exercise price equal to $3.31 per share. The warrants are exercisable at any time through March 11, 2001. The Company is required to amend the Registration Statement on Form SB-2 to include resale by the holders of shares issuable upon conversion of such debentures and payment of interest thereon and exercise of such warrants.

In April, 1998, the Company issued to JNC Strategic Fund Ltd. $3,000,000 aggregate principal amount of three-year, 4% convertible debentures due April 8, 2001, convertible (together with interest thereon) at any time into shares of Common Stock at a conversion price equal to the lesser of (i) $4.22, or
(ii) 83% of the average of the 5 lowest closing bid prices for the 10 trading days preceding conversion. The purchaser also received warrants to purchase an aggregate 192,542 shares of Common Stock at an exercise price equal to $4.22 per share. The warrants are exercisable at any time through April 8, 2001. The Company is required to amend the Registration Statement on Form SB-2 to include resale by the holders of shares issuable upon conversion of such debentures and payment of interest thereon and exercise of such warrants.

In June, 1998, the Company issued to JNC Opportunity Fund Ltd. $3,000,000 aggregate principal amount of three-year, 4% convertible debentures due June 25, 2001, convertible (together with interest thereon) at any time into shares of Common Stock at a conversion price equal to the lesser of (i) $4.00, or (ii) 83% of the average of the 5 lowest closing bid prices for the 10 trading days preceding conversion. The purchaser also received warrants to purchase an aggregate 300,000 shares of Common Stock at an exercise price equal to $4.00 per share. The warrants are exercisable at any time through June 25, 2001. The Company is required to amend the Registration Statement on Form SB-2 to include resale by the holders of shares issuable upon conversion of such debentures and payment of interest thereon and exercise of such warrants.

The debenture transaction documents include additional representations, warranties, covenants and default provisions often customary for such financings.

The Debenture holders have, as part of the Debenture transaction agreements, agreed with the Company not to convert Debentures or exercise Warrants to the extent such conversion or exercise would result in such holder beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 4.999% of the then issued and outstanding Shares, including Shares issuable upon conversion of the Debentures held by such holder; provided that a holder may waive such restriction as to itself upon 75 days prior notice to the Company. Each holder has provided the Company with notice of its respective waivers of the restrictions described above. The Company and the Debenture holders have agreed that the 4.999% limitation will no longer be applicable 75 days from the Debenture holders' waiver of such provision, which waiver has been previously submitted by the Debenture holders.


YEAR 2000 COMPLIANCE

Many computer systems currently record years in a two-digit format. Such systems, if not modified, will be unable to recognize and properly process information with dates beyond the year 1999. The potential problems arising out of this inability are commonly referred to as the "Year 2000 Issue" and will affect virtually all companies, government agencies and other organizations.

During 1997, the Company performed an assessment of its computer systems to determine whether or not they were in compliance with Year 2000 requirements. As of December 31, 1997, the Company does not believe that any operations include systems that do not comply with Year 2000 requirements in any material respect, and that any costs to bring such non-complying systems into compliance will be immaterial to the Company's business, operations and financial condition. The Company expects to incur and expense such costs, if any, to general and administrative during 1998.

                              DESCRIPTION OF PROPERTY

The Facility is located in an industrial park which is about three miles from Interstate 70 and two miles from U.S. Highway 40, within the city limits of Heath (Licking County), Ohio. The closest metropolitan area is Columbus, Ohio, about 30 miles away. There is vacant land to the north which has been zoned for additional industrial buildings. The site is approximately 10 acres.

The Facility was constructed in 1991 and includes approximately 48,000 square feet of space for manufacturing and an additional 1,643 square feet for a finished office area. There is also a concrete slab in the rear with a portion of it covered by a canopy. The site is served by a railroad spur to the south.

Fixcor holds the title to the real estate and real estate improvements constituting the Facility. To secure its permanent financing, Fixcor granted the lender a continuing security interest in all of Fixcor's property, including the Facility.

The book value of the Facility represented more than 10% of the total assets of the Company as of the end of fiscal year 1997. Currently, the only planned material renovation, improvement or further development of the Facility is an expansion of the Facility as to which the Company is in the planning stages. The estimated cost of the Pallet Technology improvements was approximately $4,000,000, financed by cash on hand, primarily using certain of the proceeds of the convertible debentures. The Company believes that the value of the real estate and improvements at the Facility are subject to general economic conditions. In the opinion of management, the Facility is adequately covered by insurance. The Company has no current plans to lease out any portion of the Facility. With respect to each component of the Facility upon which depreciation is taken, the following table sets forth the projected federal tax basis, life claimed and method for purposes of depreciation.

              BASIS     LIFE CLAIMED     METHOD
              -----     ------------     ------

Building       $1,000,000     39 years       Straight-line
Equipment      $11,600,000    10 years       Straight-line

The projected realty tax rate on the Facility is $51.90 per $1,000 of valuation. The land is valued at $87,500. The gross annual real estate tax is approximately $4,500 per year which is reduced by rebates to a net amount of approximately $3,300.

The Company leases 1,147 sq. ft. of office space at 3637 South Green Road, Suite 201, Beachwood, Ohio 44122 at a lease rate of $1,383 per month. The lease has a term of three years commencing November 15, 1997. Beachwood is a suburb of Cleveland, Ohio.

The Company leases the UV Plant in Medley, Florida on a month to month basis, and, by the end of fiscal year 1998 plans to move into the Florida Plant. The Florida Plant, located at 120 Northeast 179th Street, North Miami Beach, Florida, consists of approximately 65,000 sq. ft. of space. This lease commenced April 17, 1998, has a term of 10 years, and the lease rate is $24,375 per month. The lease also grants the Company an option to buy the Florida Plant during the first five years of the term. The UV Plant is located in Medley, Florida, and the Florida Plant is located in North Miami Beach, Florida. North Miami Beach is a suburb of Miami, Florida.

                   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 1996, the Company loaned $26,000 to Fix-Sports, Inc., a company partially owned by Mr. Fixler . This note bears interest at 10% per year and is collateralized by 52,000 shares of the Company's Common Stock. Otherwise, no director, officer, promoter or control person is, or has been, in debt to the Company. Mr. Fixler guaranteed certain bridge and permanent financing of the Company.

Upon consummation of the purchase of the Facility and prior to the securing of permanent financing, the Company entered into a formal Acquisition Agreement (the "Acquisition Agreement") under which the Company conveyed the Facility to Fixcor in connection with its original subscription to all of the shares of common stock of Fixcor. Mr. Fixler was also a party to this Acquisition Agreement. Before the Company acquired the Facility under the Quantum Agreement, he had a non-written option to purchase the Facility. He waived his option to purchase and this waiver allowed the Company to make the acquisition. In addition, he personally guaranteed the bridge financing for the purchase of the Facility, and the Company issued to him 6,063,036 shares of Common Stock (valued at $3,638,000 or $0.60 per share), all of which were restricted shares. Since Mr. Fixler was also a principal shareholder of the Company, the value of the shares issued to him in connection with this transaction has been charged to expense for the year ended December 31, 1996. Mr. Fixler also guaranteed up to $1,000,000 of the July, 1997 financing from Gordon Brothers Capital Corporation.

In April, 1998 the Company entered into a lease with B-K-N Corporation, an Ohio corporation, in which Mr. Noll, a Director of the Company, holds a controlling interest, for the Florida Plant. The lease commenced April 17, 1998, is for a term of 10 years with a monthly rent payment of $24,375 and includes an option to purchase during the first five years of the term. The security deposit was made in the form of a demand note for $48,750. The Company believes that the terms of that lease are at least as favorable to the Company as the terms that would be agreed to by an unrelated party for comparable property.

Gordon Brothers Capital, LLC, reported to be part of a group holding more than five percent of the outstanding shares of Common Stock, has entered into various lending and related relationships with the Company. Gordon Brothers Capital, LLC has loaned funds or provided credit facilities to the Company. In April, 1997, Gordon Brothers Capital, LLC's predecessor, Gordon Brothers Capital Corporation provided bridge financing in connection with the acquisition of the Facility in the amount of $2,500,000. In July, 1997, Gordon Brothers Capital Corporation provided a $3,500,000 secured line of credit, intended to finance the acquisition of equipment for use in the operations of Pallet Technology. In addition, all financing from NationsCredit Commercial Corporation (originally incurred by in May, 1997) was refinanced through Gordon Brothers Capital, LLC in December, 1997. This resulted in the Company, Fixcor and Pallet Technology being the borrowers on a revolving credit facility in the principal amount of $7,000,000, $3,500,000 of which principal was to mature in October, 1998. In June, 1998, all financing by Gordon Brothers Capital, LLC was refinanced through Coast. In December, 1996 and July, 1997 in connection with debt financings from Gordon Brothers Capital Corporation, the Company granted to Gordon Brothers Capital Corporation warrants for the purchase of an aggregate of 1,000,000 shares of Common Stock at an exercise price of $0.125 per share, which warrants were exercised in November, 1997. Certain "piggyback" and other registration rights with respect to the warrant shares were also granted to Gordon Brothers Capital Corporation. During 1997, Gordon Brother Capital Corporation exercised rights to convert $350,000 of the bridge notes, including certain interest accruals, into, and the Company issued, a total of 783,000 shares of Common Stock. Finally, during the first quarter of 1998, the Company borrowed an additional $2,000,000 on its facility with Gordon Brothers Capital, LLC. See "DESCRIPTION OF BUSINESS, --ACQUISITION OF THE FACILITY, and --PALLET TECHNOLOGY;" "MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS;" "RECENT SALES OF UNREGISTERED SECURITIES;" "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, --PHASE 2, --PHASE 3, and --RESULTS OF OPERATIONS FOR THE QUARTER ENDED MARCH 31, 1997 AS COMPARED TO THE QUARTER ENDED MARCH 31, 1998."

In February, 1998, the Company entered into the UV Agreement with UV and Messrs. Aisenberg and Weinstein, jointly and severally as guarantors of UV's obligations. Mr. Aisenberg is President of Poly Style and Vice President of Development of the Company. Mr. Aisenberg continues to be the President of UV, and a director of Nitro. Nitro owns the proprietary injection molding process licensed to and used by Pallet Technology in manufacturing pallets. In February, 1998, Nitro, Mr. Aisenberg and Pallet Technology also entered into the First Amended Licensing and Marketing Agreement under which the royalty rate of $2.50 per pallet sold under Pallet Technology's original agreement with Nitro is reduced to $0.50 during the first five years and $0.25 during the next five years. See "DESCRIPTION OF BUSINESS--RECENT DEVELOPMENTS."

     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER
                                STOCKHOLDER MATTERS

The Company's Common Stock is traded over-the-counter ("OTC") on the Electronic Bulletin Board (the "Bulletin Board") maintained by the National Association of Securities Dealers ("NASD") under the Symbol "FIXC."

As of June 30, 1998, 30,218,269 shares of Common Stock were issued and outstanding, and there were approximately 525 holders of record of Common Stock. As of that date, no shares of Preferred Stock were issued and outstanding.

Mr. Aisenberg holds an option to purchase 200,000 shares of Common Stock under his employment agreement with the Company. Mr. Kittelson holds an option to purchase 500,000 shares of Common Stock, none of which are currently vested, under his employment agreement and his incentive stock option agreement with the Company, each dated July 16, 1998. The option to purchase 4,000,000 shares of Common Stock previously held by Mr. Fixler were cancelled in April, 1998. See "EXECUTIVE COMPENSATION."

The following table sets forth the range of high and low sales prices for the Common Stock on the OTC Bulletin Board for each quarter for fiscal years 1996 and 1997, and the first and second quarters of fiscal year 1998.

               QUARTER
               ENDING                 HIGH                 LOW
               6/30/98              6-1/2               3-3/8
               3/31/98             4-5/16              2-11/16
               12/31/97             4-5/8              2-11/16
               9/30/97              4-1/4               1-3/8
               6/30/97                3/4                 1/2
               3/31/97                7/8                 1/2
               12/31/96             15/16                7/16
               9/30/96              13/16                 5/8
               6/30/96             1-9/16               11/16
               3/31/96              1-1/2               13/16

The source of this information is America Online quotation services and broker-dealers making a market in the Company's Common Stock. These prices reflect inter-dealer prices, without retail markup, mark-down or commission and may not represent actual transactions.

The Company has not declared or paid any dividends on its Common Stock and there is no assurance that the Company will pay dividends in the future. The Company currently intends to retain future earnings to fund the development and growth of its businesses, to repay indebtedness and for general corporate purposes, and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare and pay dividends will be made by the Board of Directors of the Company in light of the Company's earnings, financial position, capital requirements, credit agreements and such other factors as the Board of Directors deems relevant. Any decision to pay dividends is subject to Delaware law, under which the Company is permitted to pay cash dividends only (i) out of the Company's capital surplus (the excess of net assets over stated capital) or (ii) out of the net income of the Company for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

                               EXECUTIVE COMPENSATION

Mr. Fixler is party to a three year employment contract with the Company dated January 1, 1997. Under this agreement, the Company pays him a salary of $200,000 during the first year, $250,000 during the second year and $300,000 during the final year. In addition, Mr. Fixler receives a car allowance and reasonable car phone expenses, plus other benefits customarily given to executive officers. Under this agreement, Mr. Fixler was also granted an option to purchase 4,000,000 shares of common stock of the Company at a fixed price of $.50 per share. This option was exercisable at any time during the employment period. Finally, in the event of a consolidation with, or purchase of assets by, another company or termination of employment for any other reason, Mr. Fixler is entitled to a $2,000,000 severance benefit. Prior to 1997, Mr. Fixler was not subject to a written employment agreement with the Company. He was paid a salary of $119,000 in 1996 and $64,000 in 1995. In April, 1998, Mr. Fixler surrendered, relinquished and waived any and all rights to the option to purchase 4,000,000 shares of common stock of the Company under his employment agreement, and the Board of Directors of the Company accepted that surrender, and cancelled that option.

Mr. DeLaurentiis is party to a five year employment contract with the Company dated January 1, 1997. Under this agreement, the Company pays him a salary of $150,000 per year. He is also eligible for annual bonuses subject to the approval of the Board of Directors of the Company. In addition, Mr. DeLaurentiis receives a car allowance and other benefits customarily given to executive officers. He is President of the Company and President of Fixcor. He was not employed by the Company or Fixcor during fiscal year 1996.

Mr. Aisenberg is party to a five year employment contract with the Company dated March 5, 1998, pursuant to which Mr. Aisenberg serves as Vice President of Development of the Company and President of Poly Style, at an annual salary of $150,000. Under that agreement, Mr. Aisenberg was granted an option to purchase 200,000 shares of common stock of the Company at a price of $3.05 per share, exercisable at any time during the employment period. Mr. Aisenberg is also entitled to expense reimbursement and other benefits customarily given to executive officers, and to a $150,000 severance benefit if the employment agreement is terminated prematurely.

Mr. Kittelson is party to a five year employment contract with the Company dated July 16, 1998. Under this agreement, the Company pays him a salary of $125,000 per year. He is also eligible for annual bonuses and raises subject to the approval of the Board of Directors of the Company. In addition, Mr. Kittelson receives a car allowance and other benefits customarily given to executive officers. He is Chief Financial Officer of the Company. He was not employed by the Company during fiscal year 1996 or 1997. Pursuant to his employment agreement, and his incentive stock option agreement, each dated July 16, 1998, Mr. Kittelson was granted an option to purchase 500,000 shares of common stock of the Company at a price of $4.18 per share, with the option to 100,000 of those 500,000 shares vesting on each anniversary of those agreements.

The Company currently has no stock appreciation rights, long-term incentive, stock option plans or similar benefit plans for its executives or other employees.

                                FINANCIAL STATEMENTS

The audited financial statements of the Company as of December 31, 1996 and as of December 31, 1997 included in the Prospectus have been audited by Harmon & Company, CPA, Inc., Columbus, Ohio, an independent public accounting firm, as indicated in its report with respect thereto, and are included herein in reliance upon the authority of Harmon & Company, CPA, Inc. as an expert in accounting and auditing and in giving said reports.

                                   LEGAL MATTERS

The validity of the securities offered by the Prospectus is being passed upon for the Company by Bricker & Eckler LLP, 100 South Third Street, Columbus, Ohio 43215-4291.

                   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company did not engage an independent accountant until during fiscal year 1997, when it engaged Harmon & Company, CPA, Inc., Columbus, Ohio, generally, and in particular for purposes of preparing the Financial Statements included with the Form 10-SB. The Company has had no material disagreements with its accountants.

                                      PART F/S


The Company's Financial Statements and Independent Auditor's Report for the fiscal years ending December 31, 1997 and December 31, 1996, and unaudited consolidated balance sheet and consolidated income statement and statement of retained earnings for the three month period ending March 31, 1998, are included.

                                            ----------------------------------
                                                Fix-Corp International, Inc.
                                                        and Subsidiaries

                                             Consolidated Financial Statements
                                                            &
                                                Independent Auditor's Report

                                                  December 31, 1996 & 1997
                                            ----------------------------------




                         ----------------------------------
                            Harmon & Company, CPA, Inc.
                                   Columbus, Ohio
                         ----------------------------------

                                            ----------------------------------
                                                Fix-Corp International, Inc.
                                                       and Subsidiaries
                                            ----------------------------------



                    Index to Consolidated Financial Statements


                                                                                 Page
                                                                                -----
Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Consolidated Balance Sheets. . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
Consolidated Statements of Operations. . . . . . . . . . . . . . . . . . . . . . . .4
Consolidated Statement of Changes in Stockholders' Equity. . . . . . . . . . . . . .5
Consolidated Statements of Cash Flows. . . . . . . . . . . . . . . . . . . . . . . .6
Notes to the Consolidated Financial Statements . . . . . . . . . . . . . . . . . . .7

                            INDEPENDENT AUDITOR'S REPORT


To The Board of Directors of
Fix-Corp International, Inc.

     We have audited the accompanying Consolidated Balance Sheets of Fix-Corp International, Inc. and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of operations, cash flow, and stockholders' equity for the years then ended, all as restated, see Note 4. These financial statements are the responsibility of the management of Fix-Corp International, Inc.. Our responsibility is to express an opinion on these financial statements based on our audit.

     We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 1996 and 1997 financial statements referred to above present fairly, in all material respects, the financial position of Fix-Corp International, Inc. and subsidiaries as of December 31, 1997 and 1996 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ Harmon & Company, CPA, Inc.
----------------------------
Harmon & Company, CPA, Inc.

March 26, 1998
Except as for Note 4, as to which the date is July 10, 1998

                   FIX-CORP INTERNATIONAL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1997
                            (As Restated, See Note 4)

                                                         12/31/96       12/31/97
                                                         --------       --------
                                     ASSETS
CURRENT ASSETS
 Cash and Cash Equivalents                               $224,539    $6,895,619
 Investment in Marketable Securities                      130,692       108,287
 Trade Accounts Receivable, net                            88,763     1,309,503
 Other Receivables                                          - 0 -       334,000
 Purchase Order Financing Contracts                       221,672        30,000
 Inventory                                                 96,002     2,910,220
 Prepaid Expenses                                           - 0 -        45,285
                                                       ----------   -----------
     Total Current Assets                                 761,668    11,632,914
                                                       ----------   -----------
PROPERTY, PLANT & EQUIPMENT
 Land & Land Held for Development                         100,000       100,000
 Buildings                                              1,000,000     1,000,000
 Plant Equipment                                        2,392,000    13,350,841
 Office Furniture & Fixtures                               22,500        37,655
                                                       ----------   -----------
                                                        3,514,500    14,488,496
 Less Accumulated Depreciation and Amortization            (6,428)     (680,310)
                                                       ----------   -----------
     Total Property, Plant & Equipment                  3,508,072    13,808,186
                                                       ----------   -----------
DEFERRED INCOME TAXES                                     412,150       820,050
                                                       ----------   -----------
OTHER ASSETS & DEFERRED CHARGES                           692,226     1,228,948
                                                       ----------   -----------
     Total Assets                                      $5,374,116   $27,490,098
                                                       ----------   -----------

                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
 Short-Term Borrowings                                 $3,548,000      $320,000
 Equipment Purchase Contracts                               - 0 -     1,875,000
 Accounts Payable                                          68,008     2,064,137
 Accrued Expenses                                          44,317       148,406
 Current Portion of Long-Term Debt                          - 0 -     3,500,000
                                                       ----------   -----------
     Total Current Liabilities                          3,660,325     7,907,543
                                                       ----------   -----------
LONG-TERM DEBT
 4% Convertible Debentures                                  - 0 -     8,000,000
 $7,000,000 Revolving Term Note                             - 0 -     6,780,489
                                                       ----------   -----------
                                                            - 0 -    14,780,489
 Less Current Portion of Long-Term Debt                     - 0 -    (3,500,000)
                                                       ----------   -----------
     Total Long-Term Debt                                   - 0 -    11,280,489
                                                       ----------   -----------
STOCKHOLDERS' EQUITY
 Preferred Stock, $.001 par value,
   2,000,000 shares authorized, (0- shares
   issued and outstanding)                                  - 0 -         - 0 -
 Common Stock, par value $.001 per share,
   100,000,000 shares authorized,
   20,974,024 and 30,058,289 issued and
   outstanding in 1996 and 1997                            20,974        30,058
 Additional Paid in Capital                             6,345,529    13,904,304
 Unrealized Holding Loss on Investments                   (68,673)      (21,173)
 Retained Earnings (Deficit)                           (4,584,039)   (5,611,123)
                                                       ----------   -----------
     Total Stockholders' Equity                         1,713,791     8,302,066
                                                       ----------   -----------
     Total Liabilities and Stockholders' Equity        $5,374,116   $27,490,098
                                                       ----------   -----------

                    The accompanying notes are an integral part
                           of these financial statements.

                    FIX-CORP INTERNATIONAL, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF OPERATIONS
                    FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997
                              (As Restated, See Note 4)

                                                         12/31/96      12/31/97
                                                         --------      --------
REVENUE
 Sales, net                                              $232,824    $8,020,304
 Fees on Purchase Order Contract Financing                408,337       191,795
 Commission & Shared Finance Fees                         102,442       157,711
                                                      -----------   -----------
     Total Revenue                                        743,603     8,369,810
                                                      -----------   -----------
COST OF SALES AND CONTRACT FINANCING OPERATIONS
 Cost of Sales & Plant Operating Costs                     89,403     6,799,548
 Consulting Fees & Shared Commissions                      42,939        37,181
 Interest Expense, Contract Financing                     250,822       156,100
                                                      -----------   -----------
   Cost of Sales and Contract Financing Operations        383,164     6,992,829
                                                      -----------   -----------
     Gross Profit                                         360,439     1,376,981
                                                      -----------   -----------
OPERATING EXPENSES
 Administrative Salaries, Wages and Related Costs         277,317       436,372
 Value of Shares Issued to a Related Party              3,638,000         - 0 -
 Depreciation & Amortization                               19,514       728,044
 Legal & Professional, including Consulting Fees           98,513       309,453
 Other General & Administrative                            96,039       571,898
                                                      -----------   -----------
     Total Expenses                                     4,129,383     2,045,767
                                                      -----------   -----------
     Operating Income (Loss)                           (3,768,944)     (668,786)
                                                      -----------   -----------
OTHER INCOME (EXPENSE)
 Interest Income                                            - 0 -        85,498
 Interest Expense and Financing Costs, Other              (32,730)     (820,707)
 Other Expense                                              - 0 -       (30,989)
                                                      -----------   -----------
                                                          (32,730)     (766,198)
                                                      -----------   -----------
     Net (Loss) Before Income Taxes                    (3,801,674)   (1,434,984)
                                                      -----------   -----------
LESS PROVISION FOR DEFERRED INCOME TAXES
 Federal                                                  (43,000)     (332,000)
 State                                                     (9,850)      (75,900)
                                                      -----------   -----------
     Total Deferred Income Taxes                          (52,850)     (407,900)
                                                      -----------   -----------
     Net Loss                                         ($3,748,824)  ($1,027,084)
                                                      -----------   -----------
NET LOSS PER COMMON SHARE
 Basic                                                     (0.267)       (0.039)
                                                      -----------   -----------
 Diluted                                                   (0.208)       (0.034)
                                                      -----------   -----------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
 Basic                                                 14,040,040    26,139,451
                                                      -----------   -----------
 Diluted                                               18,040,040    30,139,451
                                                      -----------   -----------

                     The accompanying notes are an integral part
                            of these financial statements.

                  FIX-CORP INTERNATIONAL, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997
                            (As Restated, See Note 4)




                                                              Common Stock          Additional     Retained          Total
                                                              ------------           Paid-In       Earnings       Stockholders'
                                                         Shares           Amount      Capital      (Deficit)         Equity
                                                         ------           ------      -------      ---------         ------

Balances at December 31, 1995                           7,106,056           $711       $641,230     ($835,215)     ($193,274)

Issuance of shares to a related party in connection
with the acquisition of Ohio Resources Recovery
Plant                                                   6,063,036            606      3,637,394                    3,638,000

Private Placement of Common Stock, net of
related issuance cost                                   6,204,932            620      1,605,782                    1,606,402

Issuance of shares to secure bridge financing and
held in escrow subject to loan agreements               1,600,000            160        480,000                      480,160

Net loss for the period                                                                            (3,748,824)    (3,748,824)
                                                      -----------------------------------------------------------------------
      Balances at December 31, 1996                    20,974,024         $2,097     $6,364,406   ($4,584,039)    $1,782,464
Adjustment to reflect change in par value                   - 0 -         18,877        (18,877)        - 0 -          - 0 -
                                                      -----------------------------------------------------------------------
  Balances at December 31, 1996 as restated            20,974,024        $20,974     $6,345,529   ($4,584,039)     1,782,464
                                                      -----------------------------------------------------------------------
Unrealized Holding Loss on Investments                                                                               (68,673)
                                                                                                                 ------------
                                                                                                                  $1,713,791
                                                                                                                 ------------

Preferred Stock Private Placement Proceeds:
 Issuance of Common Stock upon conversion               1,925,000          1,925      1,923,075                    1,925,000
 Proceeds from excercise of related warranrts           1,925,000          1,925      1,923,075                    1,925,000


Proceeds from various Private Placement
Offerings including shares issued for services
and financing costs                                     3,980,265          3,980      2,396,814                    2,400,794

Proceeds from exercise of warrants                        500,000            500         62,000                       62,500

Cancellation and reissuance of common shares issued
in 1996 to secure bridge financing                        183,000            183        546,342                      546,525

Acquistion of Equipment                                   571,000            571        707,469                      708,040

Net loss for the period                                                                            (1,027,084)    (1,027,084)
                                                      -----------------------------------------------------------------------
                                                       30,058,289        $30,058    $13,904,304   ($5,611,123)    $8,323,239
                                                      ---------------------------------------------------------
Unrealized Holding Loss on Investments                                                                               (21,173)
                                                                                                                 ------------
                                                                                                                  $8,302,066
                                                                                                                 ------------



                         The accompanying notes are an integral part
                             of these financial statements.

                   FIX-CORP INTERNATIONAL, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997
                           (As Restated, See Note 4)



                                                         12/31/96       12/31/97
                                                         --------       --------

CASH FLOWS FROM OPERATING ACTIVITIES
 Net Income (Loss)                                   ($3,748,824)   ($1,027,084)

 ADJUSTMENTS TO RECONCILE NET INCOME TO NET
  CASH PROVIDED BY OPERATING ACTIVITIES
 Depreciation & Amortization Expense                       19,514       728,044
 Value of Shares Issued to a Related Party              3,638,000          - 0 -

 Investment in Marketable Securities                    (199,365)        22,405
 (Increase) Decrease in Trade Accounts Receivables       (29,327)    (1,220,740)
 (Increase) Decrease in Other Receivables                   - 0 -      (334,000)
 (Increase) Decrease in Purchase Order Financing
  Contracts                                             (148,872)       191,672
 (Increase) in Inventory                                 (96,002)    (2,814,218)
 (Increase) in Prepaid Expenses                             - 0 -       (45,285)
 (Increase) in Deferred Tax Asset                        (52,850)      (407,900)
 Increase in Equipment Purchase Contracts                   - 0 -     1,875,000
 Increase (Decrease) in Accounts Payable                 (45,176)     1,996,130
 Increase in Accrued Expenses                               3,718       104,089
                                                            -----       -------
        Net Cash Provided (Used) by
             Operating Activities                       (659,184)      (931,887)
                                                        --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of Land & Land Held for Development           (100,000)          - 0 -
 Purchase of Buildings                                (1,000,000)          - 0 -
 Purchase of Plant Equipment                          (2,392,000)   (10,250,801)
 Purchase of Office Furniture & Fixtures                    - 0 -       (15,156)
 Additions to Other Assets                              (632,700)      (471,859)
                                                        --------        -------
         Net Cash Provided (Used) by
             Investing Activities                     (4,124,700)   (10,737,816)
                                                       ---------     ----------

CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from Sale of Stock                            1,606,402     6,438,294
 Proceeds (Payments) on Short-Term Borrowings           3,330,000    (2,398,000)
 Proceeds from Convertible Debentures                       - 0 -     8,000,000
 Proceeds from Gordon Brothers Financings                 198,161     6,780,489
 Payments on Long-Term Debt                             (160,000)          - 0 -
                                                         --------          -----
         Net Cash Provided (Used) by
             Financing Activities                       4,974,563    18,340,783
                                                        ---------    -----------
             Net Income Increase (Decrease) in Cash      $190,679     6,671,080
                                                         --------     ---------
Cash at Beginning of Period                               $33,860      $224,539
                                                           ------       -------
Cash at End of Period                                    $224,539    $6,895,619
                                                         --------    ----------

                  SUPPLEMENTAL DISCLOSURES

INTEREST PAID, EXCLUDING PURCHASE ORDER
  CONTRACT FINANCING                                      $32,730      $368,832
                                                          -------       -------
ISSUANCE OF COMMON STOCK FOR:
 Equipment                                                  - 0 -       708,040
 Conversion of Notes Payable                                - 0 -       350,000
 Interest Expense                                           - 0 -        73,125


                  The accompanying notes are an integral part
                   of these financial statements.

                   Fix-Corp International, Inc. and Subsidiaries
                     Notes to Consolidated Financial Statements
                              December 31, 1997 & 1996

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION AND DESCRIPTION OF THE BUSINESS - Fix-Corp International, Inc. ("Fix-Corp") was organized under the laws of the state of Delaware on October 27, 1995. A predecessor of the Company was initially incorporated on August 11,1995 under the laws of the state of Utah and under the name Lifechoice, Inc. The acquisition by the Company of a company organized by Mark Fixler, the Company's Chief Executive Officer, President and Chairman of its Board of Directors, involved several events in or about October, 1995, including the following: (i) the Company changed its name from Lifechoice, Inc. to Fix-Corp International, Inc.; (ii) Mr. Fixler assumed control of the Company with 90% of its then-outstanding common stock; (iii) the Company was redomiciled from being a corporation organized under Utah law to one organized in Delaware; and (iv) the Company was transformed, from being a public shell (under its prior name) with shareholders but no operations or assets, to a corporation with the operations described below.

     The Company's principal business is the manufacturing of recycled plastic (in particular, high-density polyethylene or "HDPE") resin, through its wholly-owned subsidiary, Fixcor Industries, Inc. ("Fixcor"), a Delaware corporation incorporated on December 17, 1996. During January, 1998 the Company commenced the manufacturing of plastic pallets from recycled resin through its wholly-owned subsidiary, Pallet Technologies, Inc., a Delaware corporation, incorporated on July 7, 1997. Pallet Technologies was originally incorporated under the name Palletech, Inc. but amended its certificate of incorporation on December 15, 1997 to change its name.

     The Company also markets jewelry products for corporate awards and gifts and extends financing to small businesses collateralized by purchase orders. These two businesses constituted substantially all of the businesses of the Company prior to the end of fiscal year 1996. During the fiscal year 1997, however, revenues from these businesses constituted less than 10% of the Company's total revenues, with more than 90% of its revenues generated by the manufacturing of recycled plastic resin.

     In December, 1996, the Company acquired a recycling plant in Heath, Ohio, also known as the Heath Resource Recovery Plant, from Quantum Chemical Corporation. In connection with this acquisition, in December, 1996, the Company formed Fixcor to own and operate the Facility. On January 8, 1997, the first processing line at the Facility became operational. During July, 1997, the Company formed Pallet Technologies to manufacture plastic pallets from recycled plastic resin. The Company expects that it will dedicate significantly less resources to the corporate awards jewelry marketing and purchase order financing businesses, that the plastic recycling business will continue to grow, and that the operations of Fixcor and Pallet Technologies will generate a greater percentage and, eventually, substantially all of the revenue of the Company in fiscal year 1998, such that the Company is considered primarily to be in the plastic recycling and recycled products business.

     The following is a summary of significant accounting policies followed in the preparation of these consolidated financial statements. The financial statements and notes are the representation of the Company's Management, who is responsible for their integrity and objectivity. The policies conform to generally accepted accounting principles and have been consistently applied.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     PRINCIPLES OF CONSOLIDATION - The financial statements include the accounts of Fix-Corp International, Inc. and its wholly-owned subsidiaries Fixcor Industries, Inc. and Pallet Technologies, Inc.. All significant intercompany balances and transactions have been eliminated.

     EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS - Effective in 1996, Fix-Corp adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under Statement No. 115, debt and marketable equity securities are required to be classified in one of three categories: trading, available-for-sale, or held to maturity. Fix-Corp's equity securities qualify under the provisions of Statement No. 115 as available-for-sale. Such securities are recorded at fair value, unrealized holding gains and losses, net of the related tax effect, are not reflected in earnings but are reported as a separate component of stockholders' equity until realized. A decline in the market value of an available-for-sale security below cost that is deemed other than temporary is charged to earnings and results in the establishment of a new cost basis for the security.

     Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" requires that long-lived assets held and used by a company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 also establishes the procedures for review of recoverability, and measurement of impairment, if necessary, of long-lived assets. Fix-Corp, with the acquisition of the Heath Resource Recovery plant, adopted SFAS No.121 and determined that no impairment provision of the carrying cost of the plant was necessary.

     CASH AND CASH EQUIVALENTS - Cash includes cash equivalents. The Company considers all highly liquid with an original maturity of three months or less to be cash equivalents.

     ALLOWANCE FOR DOUBTFUL ACCOUNTS - It is the opinion of Management that all accounts receivable are collectible, therefore an allowance for doubtful accounts is not necessary.

     INVENTORY - Inventory is stated at the lower of cost or market, using the First-in, First-out, (FIFO), method of accounting, and consists of plastic recycled products.

     PROPERTY, PLANT AND EQUIPMENT - Property and equipment are stated at cost. Costs of maintenance and repairs are charged to expense as incurred. Major improvements and renewals, in general, are capitalized. Acquisitions to fixed assets are depreciated on the straight-line method. The estimated useful lives used in computing depreciation were changed subsequent to the issuance of this report. The dollar effect of the change is minor in nature, as substantially all assets affected were acquired in late December, 1996, not placed in service during the year and therefor no depreciation expense was recorded. The following is a summary of applicable lives:

                                             Life in Years        Life in Years
      Description                            As Previously          As Changed
                                               Reported
-----------------------------------------------------------------------------------
 Buildings                                      10-25 years            39 years

 Plant Machinery and Equipment                   5-10 years            10 years

 Office Furniture and Fixtures                    5-7 years            10 years

     Depreciation charged against operations for the years ended December 31, 1996 and 1997 were $3,214 and $675,382, respectively.

     ORGANIZATIONAL COSTS - Organizational costs are being amortized over a period of 60 months and is presented net of accumulated amortization of $32,600 and $48,900 in 1996 and 1997, respectively. Amortization expense charged against operations for the years ended December 31, 1996 and 1997 $16,300 and $16,300, respectively.

     DEFERRED TAXES AND INCOME TAXES - During 1995, the Company adopted Financial Accounting Standards No. 109, "Accounting for Income Taxes" and all years presented reflect the adoption of this method, the total effect of which was the recording of a deferred tax asset of $412,150 and $820,050 in 1996 and 1997, respectively, net of a valuation allowances of $137,500 and $137,500 in 1996 and 1997, respectively, which arises solely from the estimated future benefit of the net operating loss carry-forward of approximately $2,233,300.

     REVENUE RECOGNITION - Revenue from sales is generally recognized upon shipment, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable. Fees on purchase order contract financing, commissions and shared finance fees are recognized upon finalization and collection of the related financing project.

     LOSS PER COMMON SHARE - As of December 31, 1996 and 1997, loss per common share and common share equivalent were computed by dividing the net loss by the weighted average number of shares of common stock and common stock equivalents outstanding during the year.

NOTE 2 - INVESTMENT IN MARKETABLE SECURITIES

     Effective in 1996, Fix-Corp adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under Statement No. 115, debt and marketable equity securities are required to be classified in one of three categories: trading, available-for-sale, or held to maturity. Fix-Corp's equity securities qualify under the provisions of Statement No. 115 as available-for-sale. Such securities are recorded at fair value, unrealized holding gains and losses, net of the related tax effect, are not reflected in earnings but are reported as a separate component of stockholders' equity until realized. A decline in the market value of an available-for-sale security below cost that is deemed other than temporary is charged to earnings and results in the establishment of a new cost basis for the security. The unrealized holding loss on investments of $68,673 and $21,173 was recognized directly to capital in 1996 and 1997, respectively.

NOTE 3 - INVENTORY

     Inventory is stated at the lower of cost or market, using the First-in, First-out, (FIFO), method of accounting, and consists of plastic recycled products. Inventories at December 31, by major classification, were as follows:

                                                         1996            1997
----------------------------------------------------------------------------------
 Raw Materials                                          $96,002      $2,457,209

 Work in Process                                          - 0 -          86,210

 Finished Goods                                           - 0 -         303,990

 Supplies & Chemicals                                     - 0 -          62,811
                                                        -------      ----------
                            Total Inventory             $96,002      $2,910,220
                                                        -------      ----------

NOTE 4  - PROPERTY, PLANT AND EQUIPMENT

     PLANT PURCHASE AND SALE AGREEMENT -   On December 16, 1996 the Company
acquired, subject to a certain Purchase and Sale Agreement, a plant in Central Ohio, hereinafter referred to as the "Resource Recovery" plant. The assets consist of a post-consumer plastic recycling operation involving two parallel recycling lines under a single roofed structure on its own plot of ground with a permanent easement for ingress and egress to an adjoining railroad spur and truck scale and various other support equipment permitting this business to function as an independent entity.

     In connection with the Company's initial registration of its securities it has restated the financial statements for the years ended December 31, 1996 and 1997, to reflect the value of shares issued to a "related party" (a principal shareholder) as an expense in the period ended December 31, 1996; previously this had been included as part of the capitalized cost of the Resource Recovery plant. The restated purchase price of $3,400,000 has been reallocated on the same basis as the components of the appraised fair market values of the property at the time of the purchase.

 The allocation of the revised capitalized are as follows:               Amount
--------------------------------------------------------------------------------
 Land & Land held for Development                                      $100,000

 Buildings                                                            1,000,000

 Plant Equipment                                                      2,300,000
                                                                      ---------
                             Total                                   $3,400,000
                                                                     ----------

     As more fully described in Note 7, included in the acquisition of the Resource Recovery plant was a Track Lease Agreement for 200' of railroad siding (including land) for the sole purpose of the storage of railroad cars owned, leased or consigned to the Company. The term of the lease is for a period of ten
(10) years beginning August 14, 1996 and expiring August 14, 2006, with an option for an additional ten (10) years expiring August 14, 2016. Annual rentals, paid in advance, are $1,000 per year.


 The purchase was financed as follows                                    Amount
-------------------------------------------------------------------------------
 Cash                                                                  $900,000

 Secured Equipment Loan                                               2,500,000
                                                                      ---------
                         Total Payments                              $3,400,000
                                                                     ----------

     At closing, the Company received a general warranty deed for the ground and its improvements (i.e. the physical plant), and a bill of sale for the remainder of the assets. The seller extended no express or implied warranties for the equipment transferred and disclaimed any implied warranty of merchantability and implied warranty of fitness for a particular purpose. The seller did stipulate however, that the plant was not subject to any contract or agreement with any labor union or linked to any collective bargaining agreement, and that the plant was not subject to any employee benefit or retirement programs. In addition, the seller agreed to provide personnel to consult with Fix-Corp for up to one year and assist in re-starting the facility. In addition, all blueprints, customer lists, drawings and equipment specifications were made available.

     In August, 1997, the Company issued 471,000 shares of Common Stock (at a value of $1.24 per share) in consideration of an equipment purchase from a commercial enterprise.

     Pallet Technologies has ordered a specialized, state-of-the-art, injection molding machine which transforms resin pellets, produced by Fixcor, into plastic pellets. Installation of this equipment was completed during January, 1998 and management expects to have it operating at full capacity by the end of the first quarter of fiscal year 1998. The approximate cost of the equipment, molds, transportation and installation of the equipment for Pallet Technologies' operation at the Facility is $4,000,000, and the approximate cost of equipment, transportation and installation at the Florida Plant, more fully described in Note 13, is expected to be $3,000,000, in addition to approximately $1,000,000, for the cost of molds. Permanent financing for the Pallet Technologies equipment for installation at the Facility was secured from Gordon Brothers Capital Corp.

NOTE 5 - OTHER ASSETS AND DEFERRED CHARGES

 Other Assets and Deferred Charges consist of the             1996         1997
 following:
-------------------------------------------------------------------------------
 Unamortized Debt Issue Costs (net of accumulated
 amortization of $-0- and $532,593 in 1996 and 1997,      $480,000     $894,082
 respectively)

 Deferred Preoperating Plant Startup Costs  (net of
 accumulated amortization of $-0- and $36,362 in            36,750      145,060
 1996 and 1997, respectively

 Disputed Finance Deposit Claim, net of valuation
 allowance of $30,000 in 1997                               90,000       60,000

 License Agreement                                             -0-       30,000

 Note Receivable from Affiliated Company                    26,000       26,000

 Organizational Costs  (net of accumulated
 amortization of $32,600 and $48,900 in 1996 and            48,900       32,600
 1997, respectively)

 Deposits                                                      900       31,530

 Other Assets                                                9,676        9,676
                                                             -----        -----
       Total Other Assets and Deferred Charges            $692,226   $1,228,948
                                                          --------   ----------

     UNAMORTIZED DEBT ISSUE COSTS - Unamortized Debt Issue Costs consists of legal and accounting fees, printing costs and other expenses associated with issuance of debt and financing instruments, including the Convertible Debentures. The costs are being amortized over the life of the related financing instrument. Amortization expense charged to operations was $-0- and $36,362 in 1996 and 1997, respectively

     NOTE RECEIVABLE FROM AFFILIATED COMPANY - The Note Receivable from Affiliated Company results from a loan to Fix-Sports, Inc., a company partially owned by the Company's President. The note bears interest at 10% and is signed personally by the President and collateralized by 52,000 shares of the Company's common stock.

     DISPUTED FINANCE DEPOSIT CLAIM - The Disputed Finance Deposit Claim results from a deposit that the Company placed with a finance company in order to obtain financing for the Resource Recovery acquisition. No consideration was received and the Company intends to pursue action to recover the deposit. The Company's counsel believes that they have a legitimate collectible claim.

     DEFERRED PREOPERATING PLANT STARTUP COSTS - Deferred preoperating plant startup costs consists of certain consulting, labor and maintenance costs incurred by the Company subsequent to the acquisition of the Resource Recovery plant, more fully described in Note 4. The deferred costs will be amortized over a three (3) year period starting on the date that the plant became fully operational in February, 1997.

     PATENTS, TRADEMARKS AND LICENSES - Pallet Technologies has entered into a Licensing and Marketing Agreement with Nitro Plastics Technologies. Under that agreement, Pallet Technologies is the sub-licensee of certain proprietary injection molding technology for the manufacturing of plastic pallets and other products from recycled plastic. Pallet Technologies uses the trademark POWER-PAL 2000U with respect to its pallets, but has not registered or applied for registration of that trademark.

     In February, 1998, Nitro, Mr. Aisenberg and Pallet Technologies entered into the First Amended Licensing and Marketing Agreement under which the royalty rate of $2.50 per pallet sold under Pallet Technologies' original agreement with Nitro is reduced to $0.50 during the first five years and $0.25 during the next five years.

     CALIFORNIA GRANT AND ALLIED SIGNAL AGREEMENT -  In June, 1997, the
Company was awarded a $256,868 research grant from the Integrated Waste Management Board of the State of California to develop a solution to the problems associated with non-recyclable HDPE motor oil containers, which have historically been sent to landfills. The solution will involve the separation of the remaining oil from the "empty" container, and then the recycling of the HDPE container and the separate recycling of the remaining oil. To do this, in September, 1997, Fixcor entered into a license agreement with The Federal Manufacturing & Technologies business unit of AlliedSignal Inc. under which AlliedSignal licenses to Fixcor certain technology and Fixcor pays a license fee and ongoing royalties based principally on sales of products sold arising out of use of the licensed technology.

NOTE 6 - DEFERRED TAXES AND INCOME TAXES

     As more fully described in Note 1, the Company adopted Financial Accounting Standards No. 109, "Accounting for Income Taxes" and all years presented reflect the adoption of this method. The deferred tax asset of $820,050, net of a valuation allowance of $137,500, which arises solely from the estimated future benefit of the net operating loss carry-forward of approximately $6,351,300.

 The components of the deferred tax asset are as             1996           1997
 follows:
---------------------------------------------------------------------------------
 Tax asset arising form net operating loss
 carryforward:

    Federal                                              $447,375       $779,375

    State                                                 102,275        178,175
                                                          -------        -------
              Total Deferred Tax Asset                    549,650        957,550

 Less valuation for deferred tax assets                 (137,500)      (137,500)
                                                        ---------      ---------

                Deferred Taxes - net                     $412,150       $820,050
                                                        ---------      ---------
                                                        ---------      ---------

 The components of the provision for taxes were as           1996           1997
 follows:
---------------------------------------------------------------------------------
 Provision for Deferred Taxes:

    Federal                                               $57,250       $332,000

    State                                                  13,100         75,900

    Valuation allowance                                  (17,500)          - 0 -
                                                         --------          -----

                       Total                              $52,850       $407,900
                                                          -------       --------
                                                          -------       --------

     The amounts and expiration dates of the net operating loss carryforward available to the Company at December 31, 1996 are as follows:

                                                           Amount    Expiration
                                                                           Date
--------------------------------------------------------------------------------
 Loss for the year ended December 31, 1995             $1,114,642          2010

 Loss for the year ended December 31, 1996              3,801,674          2011

 Loss for the year ended December 31, 1997              1,434,984          2012
                                                        ---------
       Total Net Operating Loss Carryforward           $6,351,300
                                                       ----------

NOTE 7 - SHORT-TERM BORROWINGS

Short-Term Borrowings at December 31 consisted of the following:

                                                             1996           1997
--------------------------------------------------------------------------------
 Secured Equipment Note Payable                        $2,500,000         $- 0 -

 Convertible Bridge Financing Notes Payable               250,000          - 0 -

 6.07% Convertible Bridge Financing Notes Payable         200,000          - 0 -

 Notes Payable to Shareholders                            418,000        180,000

 12% Note Payable                                          80,000         80,000

 Notes Payable to Others                                  100,000         60,000
                                                          -------       --------
                                                       $3,548,000       $320,000
                                                       ----------       --------

     SECURED EQUIPMENT LOAN PAYABLE - At December 31, 1996 the Company was a party to a Loan and Security Agreement with Gordon Brothers Capital Corporation, a Delaware company, and Mark Fixler, a principal shareholder, President and CEO, personally. The loan was for $2,500,000 bearing interest at 12 1/2% and was secured by an Open-End Mortgage to the premises located at 1835 James Parkway, Heath, Ohio, namely the post consumer plastics recycling facility or Resource Recovery plant.

     As part of that agreement, Gordon Brothers was entitled to purchase from the Company after December 16, 1997 but before December 16, 1999, five hundred thousand (500,000) shares of the Company's $.001 value common stock at a price of twenty-five cents ($0.25) per share. Such shares under option are restricted shares. Gordon Brothers Capital Corporation exercised their option during 1997.

     In addition to this Open-End Mortgage, Gordon Brothers was granted a security interest, including a lien on and a pledge of all inventory, all accounts and accounts receivables, contract rights, and all customer lists and goodwill. Mr. Fixler has been required to sign as a guarantor for Fix-Corp International. The schedule of payments required under the Loan portion of this agreement was defined so as to allow a modest initial payment, then a payment of approximately $79,734 for the next five months, followed by a payment of $123,000, then $250,000, then $394,000 for the final four months.

     The loan contract contained a number of Negative Covenants, including but not limited to, certain limitations on the issuance any additional evidences of indebtedness; the creation, assumption, guarantee of indebtedness in addition to the indebtedness of the lender; there can be no sale or transfer of ownership without the lender's prior written consent; and the borrower was barred from making any loans or advances to any individual or officer of the Borrower. In addition, the Company is prohibited from paying Dividends without the prior written permission of the lender and may not make any investments without the lender's prior written permission; the Borrower may not merge or consolidate with or into any other corporation; the Borrower may not sell, lease or dispose of its assets without the lender's prior written consent and the Borrower may not grant any security interest in or mortgage of any of its properties that are included in the lender's collateral. Finally, the Borrower is barred from engaging in any business other then the business in which it is currently engaged or a business reasonably allied thereto.

     In May, 1997, Fixcor secured financing for the Facility from NationsCredit Commercial Corporation. This consisted of revolving loans up to $7,000,000 for inventory and account receivable financing, permanent financing, and equipment acquisition. This financing included a mortgage security agreement which encumbered substantially all of the assets of the Facility. Mr. Fixler is the guarantor of this facility in an amount up to $750,000 plus expenses. Certain proceeds of this loan were used to retire the previously described Secured Equipment Loan Payable Gordon Brothers.

     BRIDGE FINANCING NOTES PAYABLE -   During 1996 and subject to a certain
"Confidential Private Placement Memorandum", more fully described in Note 10, the Company sold $250,000 in Bridge Notes to qualified accredited investors. The proceeds of the Bridge Notes were used for the purpose of acquiring the Resource Recovery plant. The note holders are entitled to a twenty-two (22%) percent return on investment as well as an stock dividend of eighteen (18%) percent of monies invested at $.50 per share or 18,000 shares of common stock, which was issued and held in escrow. The Company retained the right to "repurchase" the shares upon payment of the notes. The term of the loan is generally 120 to 180 days from closing.

     On December 11, 1996, for value received, the Company promised to pay to the order of Generation Capital Associates, a non affiliated New York limited partnership or its assigns, the principal amount of two hundred thousand dollars ($200,000). The principal thereof and any unpaid accrued interest thereon became due and payable on June 31, 1997. The note bears interest at the rate of 6.07% percent per annum on the outstanding principal balance, payable quarterly commencing January 1, 1997.

     During 1997, $350,000 of the bridge notes, including certain interest accruals were converted into a total of 783,000 shares of common stock. In addition, certain warrants related to these debt instruments were exercised resulting in the issuance of 1,000,000 shares of common stock for $125,000.

     NOTES PAYABLE - The proceeds of the notes have generally been used for working capital and purchase order financing contracts. The notes are generally short-term renewable notes bearing interest at 1% per month. All notes are current.

NOTE 8 - LONG-TERM DEBT

     CONVERTIBLE DEBENTURES - On October 24, 1997, pursuant to a Convertible Debenture Purchase Agreement, the Company issued and sold in a private placement to two institutional investors an aggregate $5,000,000 principal amount of Debentures bearing interest at the rate of 6% per annum, payable quarterly in arrears, and due October 24, 2000.

     On November 25, 1997, pursuant to an Amended and Restated Convertible Debenture Purchase Agreement and collateral documents, the interest rate to the October Debentures was reduced to 5% (retaining the original October 24, 1997 effective date of the October Debentures), and the Company issued new Debentures in the principal amount of $3,000,000 to one of the October, 1997 investors, bearing a rate of 5% per annum, payable quarterly in arrears, and due November 25, 2000.

     The Company expects to use the net proceeds of the transactions primarily for the acquisition of equipment for the start-up and expansion of Pallet Technologies and Fixcor operations. The principal amount of the Debentures, together with any accrued and unpaid interest thereon, are convertible at any time into shares of Common Stock at a conversion price equal to the lesser of
(1) $3.91 (110% of the average closing bid price for the 5 trading days preceding closing), or (2) 84% (previously 85% under the October documents) of the average of the 5 lowest closing bid prices during the 10 trading days preceding conversion. Except in limited circumstances, the conversion rights are subject to an aggregate limit of 4.9% of the Company's outstanding Common Stock.

     The purchasers also received warrants to purchase an aggregate 331,400 shares of Common Stock at an exercise price equal to $3.91 per share. The warrants are exercisable at any time through October 24, 2000. One of the purchasers also received warrants to purchase an aggregate 198,840 shares of Common Stock at that same price, exercisable at any time through November 25, 2000. The Company has reserved authorized shares of Common Stock sufficient to cover conversion of Debentures (and payment of interest thereon in shares of Common Stock) and the exercise of the warrants, and is required to effect and maintain for three years a registration statement under the Securities Act covering resales by the holders of such shares following conversion of Debentures (and payment of interest thereon in shares of Common Stock) and exercise of warrants.

     In January, 1998, the Company issued to the same two purchasers $2,500,000 aggregate principal amount of three-year, 4% convertible debentures, convertible (together with interest thereon) at any time into shares of Common Stock at a conversion price equal to the lesser of (1) $3.34, or (2) 83% of the average of the 5 lowest closing bid prices for 'the 10 trading days preceding conversion. The purchasers also received warrants to purchase an aggregate 198,413 shares of Common Stock at an exercise price equal to $3.34 per share. The warrants are exercisable at any time through January 22, 2001. The Company is required to amend the Registration Statement on Form SB-2 to include resale by the holders of shares issuable upon conversion of such debentures and exercise of such warrants.

     Under generally the same terms and conditions in March, 1998, the Company issued to the same two purchasers $1,500,000 aggregate principal amount of three-year, 4% convertible debentures, convertible (together with interest thereon) at any time into shares of Common Stock at a conversion price as previously defined. The Company is required to amend the Registration Statement on Form SB-2 to include resale by the holders of shares issuable upon conversion of such debentures and exercise of such warrants.

     The debenture transaction documents include additional representations, warranties, covenants and default provisions not atypical for such financings.

     $7,000,000 REVOLVING-TERM NOTE - In July, 1997, the Company, Fixcor and Pallet Technologies, as borrowers, secured financing from Gordon Brothers Capital Corp., in the form of a $3,500,000 line of credit, bearing interest at 12%, the proceeds of which are intended to finance the acquisition of equipment for use in the operations of Pallet Technologies. In addition, the lenders also received warrants to purchase 500,000 shares of Common Stock at an exercise
price equal to $.125 per share.   This facility is secured by substantially all
of the assets of the Company and its subsidiaries. Mr. Fixler is the guarantor of this line of credit in an amount up to $1,000,000.

     All financing from NationsCredit Commercial Corporation was refinanced through Gordon Brothers Capital, LLC (successor to Gordon Brothers Capital Corp.) in December, 1997. This resulted in the Company, Fixcor and Pallet Technologies being the borrowers on a revolving credit facility in the principal amount of $7,000,000, $3,500,000 of which principal matures in October, 1998.

 NOTE 9 - LEASE COMMITMENTS

     On October 17, 1997, the Company entered into a three (3) year lease for office space that houses the corporate offices, purchase order and merchandise sales segments of the business. Rent expense under prior lease arrangements amounted to $10,800 for the year ended December 31, 1996. Monthly rentals through December 31, 1997 are $1,393 per month.

     During 1997, the Company entered into a "Federal Railcar Master Car Leasing Agreement and Service Contract" to facilitate shipments to customers. The various rental agreements are for up to twenty (20) cars and are generally for a term of one (1) year and renewable at the option of the Company. Rent expense under the various contracts amounted to $20,411 for the year ended December 31, 1997. Monthly rentals through December 31, 1997 were approximately $2,700 per month. Subsequent to December 31, 1997, the Company accepted additional cars and rentals under the master agreement which increased to approximately $23,000 per month.

     Pursuant to a certain Purchase and Sale Agreement, more fully described in
Note 4, involving the acquisition of the Resource Recovery plant in Heath, Ohio, the Company entered into a Track Lease Agreement for 200' of railroad siding (including land) for the sole purpose of the storage of railroad cars owned, leased or consigned to the Company. The term of the lease is for a period of ten
(10) years beginning August 14, 1996 and expiring August 14, 2006, with an option for an additional ten (10) years expiring August 14, 2016. Annual rentals, paid in advance, are $1,000 per year.

     On August 5, 1997, to facilitate a planned increase in inventory, the Company entered into a one (1) year lease for 73,000 square feet of warehouse space at a monthly rental of $15,330. Rental expense for the year ended December 31, 1997 amounted to $76,650.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

     EMPLOYMENT AGREEMENTS - Mr. Fixler is party to a three year employment contract with the Company dated January 1,1997. Under this agreement, the Company pays him a salary of $200,000 during the first year, $250,000 during the second year and $300,000 during the final year. In addition, Mr. Fixler receives a car allowance and reasonable car phone expenses, plus other benefits customarily given to executive officers. Under this agreement, Mr. Fixler is also granted an option to purchase 4,000,000 shares of common stock of the Company at a fixed price of $.50 per share and this option may be exercised at any time during the employment period. Finally, in the event of a consolidation or purchase of assets to another company or termination of employment for any other reason, Mr. Fixler is entitled to a $2,000,000 severance benefit. Prior to 1997, Mr. Fixler was not subject to a written employment agreement with the Company. He was paid a salary of $119,000 in 1996 and $200,000 in 1997.

     Mr. DeLaurentiis, President of Fix-Cor Industries, is party to a five year employment contract with the Company dated January 1,1997. Under this agreement, the Company pays him a salary of $125,000 per year. He is also eligible for annual bonuses subject to the approval of the Board of Directors of the Company. In addition, Mr. DeLaurentiis receives a car allowance and other benefits customarily given to executive officers. He is also a Vice President of the Company. He was not employed by the Company or Fixcor during fiscal year 1996.

     LEGAL PROCEEDINGS - The Company is from time to time made a party to legal proceedings arising in the ordinary course of business. The Company does not believe that the results of such legal proceedings, even if unfavorable to the Company, will have a materially adverse impact on its financial condition or the results of its operations.

     The Company is subject to an administrative order issued in August, 1997 by the Ohio Division of Securities, and relating to certain matters deemed to constitute violations of Ohio securities laws. The Company was ordered to 'cease and desist' from acts and practices found to violate the Ohio Revised Code as to the sales of securities. There were no further restrictions imposed pursuant to the Order. The Company believes that such violations resulted principally from miscommunication between the Company and its legal counsel at the time as to certain information communicated to the Ohio Division of Securities in connection with an application for registration by description filed in December, 1995 with respect to sales of the Company's common stock in Ohio. The Company believes that it is in compliance with the Order.

NOTE 11 - STOCKHOLDERS' EQUITY

     DESCRIPTION OF SECURITIES - The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock with a par value of $0.001 per share, and 2,000,000 shares of Preferred Stock with a par value of $0.001 per share. 30,053,289 shares of Common Stock were issued and outstanding as of December 31, 1997..

     PREFERRED STOCK - No shares of preferred stock of the Company (the "Preferred Stock") were issued and outstanding as of December 31, 1997. Shares of Preferred Stock were issued during the second and third quarters of fiscal year 1997, but all have been converted to Common Stock by the holders thereof.

     RECENT SALES OF UNREGISTERED SECURITIES - During the period November, 1995 through August, 1996, pursuant to Rule 504 of Regulation D, the Company offered and sold to approximately 160 purchasers 2,000,000 shares of Common Stock at $.50 per share.

     During the period November, 1996 through May, 1997, the Company issued approximately 4,000,000 additional shares of Common Stock for various purposes and consideration. The Company treated all such issuances as exempt from registration under Rule 504 of Regulation D, and the major transactions reflected therein included the following:

     (1.) In 1997, the Company sold 3,980,265 shares sold for approximately
          $2,400,000 or $.60 per share.

     (2.) 550,000 shares issued to secure certain bridge financing from Generation Capital Associates..

     (3.) In September, 1996, pursuant to Section 4(2) of the Securities Act the
          Company sold to six purchasers 575,000 shares of Common Stock at a purchase price of $.50 per share.

     (4.) In December, 1996 in connection with certain bridge financing in the amount of $200,000, the Company granted to Generation Capital Associates, a New York limited partnership, warrants for the purchase of an aggregate of 100,000 shares of Common Stock at an exercise price of $.65 per share, which were eventually exercised at that price.

     (5.) In December, 1996 and July, 1997 in connection with debt financing from Gordon Brothers Capital Corporation and pursuant to Section 4(2) of the Securities Act, the Company granted to the lender warrants for the purchase of an aggregate of 1,000,000 shares of Common Stock at an exercise price of $.125 per share, which the lender exercised in November, 1997. Certain 'piggyback' and other registration rights with respect to the warrant shares were also granted to Gordon Brothers Capital Corporation.

     (6.) In 1996 pursuant to the Acquisition Agreement, the Company issued to Mr. Fixler 6,063,036 shares of Common Stock (at a value of $.60 per share) in a transaction exempt from registration under Section 4(2) of the Securities Act.

     (7.) From June, 1997 to October 1, 1997, pursuant to an offering under
          Section 4(2) of the Securities Act, the Company sold 1,925,000 shares of Preferred Stock at $1.00 per share. Each share of Preferred Stock was convertible into one share of Common Stock, and as of October 1,1997 all of the Preferred Stock had been converted into 1,925,000 shares of Common Stock. In addition, holders of Preferred Stock were granted rights to acquire additional shares of Common Stock at $1.00 per share, and 1,925,000 shares of Common Stock were issued pursuant to exercise of such rights.

     (8.) In August, 1997, pursuant to Section 4(2) of the Securities Act the
          Company issued 571,000 shares of Common Stock (at a value of $1.24 per share) in consideration of an equipment purchase from a commercial enterprise.

     (9.) In November, 1997, pursuant to Rule 506 of Regulation D, the Company issued to two institutional investors $8,000,000 aggregate principal amount of three-year 5% convertible debentures. The transaction reflected a reissuance of $5,000,000 convertible debentures in exchange for similar debentures issued to the same purchasers in October, 1997, and a new issuance of $3,000,000 convertible debentures to one of such purchasers. The principal amount of the debentures, together with any accrued and unpaid interest thereon, are convertible at any time into shares of Common Stock at a conversion price equal to the lesser of (i) $3.91 (110% of the average closing bid price for the 5 trading days preceding closing), or (ii) 84% of the average of the slowest closing bid prices during the 10 trading days preceding conversion. The purchasers also received warrants to purchase an aggregate 530,240 shares of Common Stock at an exercise price equal to $3.91 per share. The warrants are exercisable at any time through October 24, 2000 (as to 331,400 shares) and November 25,2000 (as to 198,840 shares). Pursuant to the terms of the debentures and warrants, the Company has filed with the SEC a Registration Statement on Form SB-2 with respect to resale by the holders of shares of Common Stock issuable upon conversion of the debentures and exercise of the warrants.

     (10.) In January, 1998, pursuant to Rule 506 of Regulation D, the Company issued to the same two purchasers $2,500,000 aggregate principal amount of three-year, 4% convertible debentures, convertible (together with interest thereon) at any time into shares of Common Stock at a conversion price equal to the lesser of (i) $3.34, or (ii) 83% of the average of the 5 lowest closing bid prices for the 10 trading days preceding conversion. The purchasers also received warrants to purchase an aggregate 198,413 shares of Common Stock at an exercise price equal to $3.34 per share. The warrants are exercisable at any time through January 22, 2001. The Company is required to amend the Registration Statement on Form SB-2 to include resale by the holders of shares issuable upon conversion of such debentures and exercise of such warrants.

     STOCK OPTION - An employment agreement was executed on January 3, 1997 with Mark Fixler, the Company's President, CEO and principal shareholder that includes, among other provisions, an Option to the Employee to purchase four million shares of stock at the fixed price of fifty cents per share. This Option can be exercised at any time during the employment period. The Company is similarly obligated to purchase $2 million dollars of Key Man Insurance.

NOTE 12  - SEGMENT INFORMATION

     The Company's corporate awards jewelry marketing business activity is still continuing on a limited basis. Revenues from corporate awards jewelry marketing business for fiscal year 1997 were approximately 2.3% of the Company's revenue. The purchase order financing business is being phased out. As of December 31, 1997 the aggregate principal of the purchase order financing contracts was reduced to approximately $30,000, and the Company is not entering and does not intend to enter into any additional purchase order financing arrangements. Revenues from the purchase order financing business for fiscal year 1997 were approximately 4% of the Company's revenue.

NOTE 13 - SUBSEQUENT EVENTS

     POLY STYLE INDUSTRIES, INC - In February, 1998, the Company entered into an agreement on February 3, 1998 with Universal Vinyl Corp. ("UV"), a Florida corporation, as seller, and Yoram Aisenberg and Avraham Weinstein, jointly and severally as guarantors of UV's obligations. Under the UV Agreement, certain conditions having been satisfied, on February 28, 1998, the Company acquired the assets of UV, whose operations are located at a plant in Medley, Florida, a suburb of Miami. The purchase price of these assets is $1.04 million. The source of funds for this acquisition is cash on hand, arising from the various capital raising activities of the Company.

     The Company intends to utilize the assets acquired under the UV Agreement through its wholly-owned subsidiary, Poly Style Industries, Inc. ("Poly Style"), incorporated under Delaware law on February 18, 1998. The Company intends that Poly Style will move and operate those assets to and at space to be identified and to be leased in Medley, Florida. The lease and relocation is not expected to be finalized until approximately the end of April, 1998.

     In addition to being the President of UV, Mr. Aisenberg is a director of Nitro Plastic Technologies of Israel ("Nitro"). Nitro owns the proprietary injection molding process licensed to and used by Pallet Technologies in manufacturing pallets. In February, 1998, Nitro, Mr. Aisenberg and Pallet Technologies entered into the First Amended Licensing and Marketing Agreement under which the the royalty rate of $2.50 per pallet sold under Pallet Technologies' original agreement with Nitro is reduced to $0.50 during the first five years and $0.25 during the next five years. Pallet Technologies, in addition to continuing its operations at the Facility, has ordered (at an aggregate installed cost of approximately $4.0 million) and, during approximately the third quarter of fiscal 1998 expects to install equipment at the Florida Plant, and to commence the production of pallets from plastic resin pellets acquired from third party suppliers.

     PALLET TECHNOLOGIES, INC - During January, 1998 the Company commenced the manufacturing of plastic pallets from recycled resin through its wholly-owned subsidiary, Pallet Technologies, Inc., a Delaware corporation, incorporated on July 7, 1997. Pallet Technologies was originally incorporated under the name Palletech, Inc. but amended its certificate of incorporation on December 15, 1997 to change its name.

     CONVERTIBLE DEBENTURES - In January, 1998, the Company issued to the same two purchasers $2,500,000 aggregate principal amount of three-year, 4% convertible debentures, convertible (together with interest thereon) at any time into shares of Common Stock at a conversion price equal to the lesser of (1) $3.34, or (2) 83% of the average of the 5 lowest closing bid prices for 'the 10 trading days preceding conversion. The purchasers also received warrants to purchase an aggregate 198,413 shares of Common Stock at an exercise price equal to $3.34 per share. The warrants are exercisable at any time through January 22, 2001. The Company is required to amend the Registration Statement on Form SB-2 to include resale by the holders of shares issuable upon conversion of such debentures and exercise of such warrants.

     Under generally the same terms and conditions in March, 1998, the Company issued to the same two purchasers $1,500,000 aggregate principal amount of three-year, 4% convertible debentures, convertible (together with interest thereon) at any time into shares of Common Stock at a conversion price as previously defined. The Company is required to amend the Registration Statement on Form SB-2 to include resale by the holders of shares issuable upon conversion of such debentures and exercise of such warrants.

ITEM 1.   FINANCIAL STATEMENTS

                   FIX-CORP INTERNATIONAL, INC. AND SUBSIDIARIES
                             CONSOLIDATED BALANCE SHEET
                                   MARCH 31, 1998
                             (AS RESTATED, SEE ITEM 2.)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                       ASSETS                                  3/31/98         3/31/97      12/31/97
                                                            ----------      ----------    ----------
CURRENT ASSETS                                              (UNAUDITED)     (UNAUDITED)     (AUDITED)
    CASH                                                    $2,827,887       $362,078     $6,895,619
    INVESTMENT IN MARKETABLE SECURITIES                        712,047        121,085        108,287
    TRADE ACCOUNTS RECEIVABLE                                2,895,877        930,390      1,643,503
    INVENTORIES                                              4,477,939        147,053      2,910,220
    OTHER CURRENT ASSETS                                       132,695        386,649         75,285
                                                            ----------      ----------    ----------
        TOTAL CURRENT ASSETS                                11,046,445      1,947,255     11,632,914
                                                            ----------      ----------    ----------


PROPERTY, PLANT AND EQUIPMENT
    LAND AND LAND HELD FOR DEVELOPMENT                         100,000        100,000        100,000
    BUILDINGS                                                1,044,659      1,000,000      1,000,000
    EQUIPMENT                                               18,442,453      2,414,500     13,388,496
                                                            ----------      ----------    ----------

                                                            19,587,112      2,514,500     14,488,496
    LESS ACCUMULATED DEPREC./AMORT.                           (980,310)      (107,928)      (680,310)
                                                            ----------      ----------    ----------
    PROPERTY, PLANT AND EQUIPMENT - NET                     18,606,802      3,406,572     13,808,186

OTHER ASSETS
    DEFERRED INCOME TAXES                                      820,050        412,150        820,050
    OTHER ASSETS AND DEFERRED CHARGES                        1,526,285        527,164      1,228,948
                                                            ----------      ----------    ----------
    TOTAL OTHER ASSETS                                       2,346,335        939,314      2,048,998
                                                            ----------      ----------    ----------


    TOTAL ASSETS                                           $31,999,582     $6,293,141    $27,490,098
                                                           -----------     ----------    ----------

                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    SHORT-TERM BORROWINGS                                     $285,000     $3,774,723       $320,000
    ACCOUNTS PAYABLE AND ACCRUED EXPENSES                    1,279,085        587,777      4,087,543
    CURRENT PORTION OF LONG-TERM DEBT                                0              0      3,500,000
                                                            ----------      ----------    ----------

    TOTAL CURRENT LIABILITIES                                1,564,085      4,362,500      7,907,543
                                                            ----------     ----------    -----------
      LONG-TERM DEBT                                         9,399,327              0      3,280,489
    SUBORDINATED CONVERTIBLE DEBENTURES                     12,000,000              0      8,000,000

STOCKHOLDERS' EQUITY
    PREFERRED STOCK, $.001 PAR VALUE, 2,000,000
    SHARES AUTHORIZED, -0- SHARES ISSUED OR OUTSTANDING              0              0              0
    COMMON STOCK, $.001 PAR VALUE, 100,000,000
    SHARES AUTHORIZED AND 30,158,269 ISSUED AND
    OUTSTANDING AS OF 3/31/98                                   30,158          2,129         30,058
    ADDITIONAL PAID-IN CAPITAL                              14,204,204      6,686,374     13,904,304
    UNREALIZED LOSS ON INVESTMENTS                             (21,173)       (68,673)       (21,173)
    RETAINED EARNINGS (DEFICIT)                             (5,177,019)    (4,689,189)    (5,611,123)
    TOTAL STOCKHOLDERS' EQUITY                               9,036,170      1,930,641      8,302,066

      TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY                                  $31,999.58     $6,293,141    $27,490,098
                                                            ----------     ----------    -----------


                   FIX-CORP INTERNATIONAL, INC. AND SUBSIDIARIES
                           CONSOLIDATED INCOME STATEMENT
                        FOR THE QUARTER ENDED MARCH 31, 1998
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                                                             QTR ENDED       QTR ENDED   YEAR ENDED
                                                              3/31/98         3/31/97     12/31/99
                                                             ---------        -------     ---------
                                                            (UNAUDITED)     (UNAUDITED)   (AUDITED)
REVENUE
     SALES, NET                                             $4,177,007     $1,168,530     $8,020,304

COST OF SALES
     COST OF SALES                                          $1,818,773        637,944      6,907,858
                                                            ----------     ----------    -----------
          GROSS PROFIT                                       2,358,234        530,586      1,112,446
                                                             ---------     ----------    -----------
OPERATING EXPENSES
     SALARIES, WAGES AND RELATED COSTS                         291,242        293,676        436,372
     DEPRECIATION AND AMORTIZATION                             300,000        101,500        751,500
     LEGAL, PROFESSIONAL AND CONSULTING FEES                   138,585         30,239        346,633
     OTHER GENERAL AND ADMINISTRATIVE                        1,403,585        242,913        627,222
                                                             ---------     ----------    -----------
          TOTAL OPERATING EXPENSES                           2,133,412        668,328      2,161,727
                                                             ---------     ----------    -----------
          OPERATING INCOME (LOSS)                              224,822       (137,742)    (1,049,281)
                                                             ---------     ----------    -----------

OTHER INCOME (EXPENSE)
     INTEREST INCOME (EXPENSE) AND
          FINANCING COSTS-NET                                  309,282         32,592       (385,703)
                                                             ---------     ----------     ----------

     NET INCOME (LOSS) BEFORE INCOME TAXES                     534,104       (105,150)    (1,434,984)

     PROVISIONS FOR INCOME TAXES                               100,000              0       (407,900)
                                                             ---------     ----------     ----------

          NET INCOME (LOSS)                                   $434,104      ($105,150)    $1,027,084)
                                                             ---------     ----------     ----------

     BASIC EARNINGS (LOSS PER COMMON SHARE                      $0.017        ($0.007)       ($0.039)

     DILUTED EARNINGS (LOSS PER COMMON SHARE                    $0.014        ($0.006)        ($0.34)



                   FIX-CORP INTERNATIONAL, INC. AND SUBSIDIARIES
                   CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                        FOR THE QUARTER ENDED MARCH 31, 1998




                                                                                                                      TOTAL
                                                                                      ADDITIONAL    RETAINED          STOCK
                                                         COMMON           STOCK         PAID-IN      EARNINGS        HOLDERS
                                                         SHARES           AMOUNT        CAPITAL     (DEFICIT)         BOUNTY
                                                        ---------      ---------      ---------    ----------      ----------
BALANCES AT DECEMBER 31, 1996,  AS RESTATED            20,974,024        $20,974     $6,345,529   ($4,584,039)     $1,782,464

PREFERRED STOCK PLACEMENT PROCEEDS:
ISSUANCE OF COMMON STOCK UPON CONVERSION                1,925,000          1,925      1,923,075                     1,925,000
PROCEEDS FROM EXERCISE OF RELATED WARRANTS              1,925,000          1,925      1,923,075                     1,925,000

PROCEEDS FROM SALE OF RESTRICTED SHARES                 3,980,265          3,980      2,396,814                     2,400,794

PROCEEDS FROM EXERCISE OF WARRANTS                        500,000            500         62,000                        62,500

CANCELLATION AND REISSUANCE OF COMMON SHARES
ISSUED IN 1996 TO SECURE BRIDGE FINANCING                 183,000            183        546,342                       546,525

ACQUISITION OF EQUIPMENT                                  571,000            571        707,469                       708,040

NET (LOSS) FOR THE PERIOD                                                                          (1,027,084)     (1,027,084)
                                                        ---------      ---------      ---------    ----------      ----------
BALANCE AT DECEMBER 31, 1997                           30,058,289         30,058     13,904,304    (5,611,123)      8,323,239

PROCEEDS FROM SALE OF RESTRICTED SHARES                   300,000            100        299,900                       300,000

NET INCOME FOR THE PERIOD                                                                             434,104         434,104

BALANCES AT MARCH 31, 1998                             30,358,289        $30,158    $14,204,204   ($5,177,019)     (9,057,343)
                                                       ----------      ---------    -----------    ----------      ----------
UNREALIZED HOLDING LOSS ON INVESTMENTS                                                                                (21,173)

                                                                                                                   $9,036,170
                                                                                                                   ----------


                   FIX-CORP INTERNATIONAL, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                   QUARTER               12 MONTHS
                                                                    ENDED                  ENDED
                                                                   3/31/98                12/31/97
                                                                 ----------              ----------
                                                                 (UNAUDITED)             (AUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME (LOSS                                                   $434,104              ($1,027,084)
                                                                 ----------               ----------
ADJUSTMENTS TO RECONCILE NET INCOME TO
  NET CASH USED BY OPERATING ACTIVITIES:
DEPRECIATION AND AMORTIZATION EXPENSE                               300,000                  728,044
(INCREASE) IN INVESTMENT IN MARKETABLE SECURITIES                  (603,760)                  22,405
(INCREASE) IN ACCOUNTS RECEIVABLE                                (1,222,374)              (1,363,068)
(INCREASE) IN INVENTORIES                                        (1,567,719)              (2,814,218)
(INCREASE) IN OTHER CURRENT ASSETS                                  (87,410)                 (45,285)
(INCREASE) IN OTHER ASSETS                                         (317,337)                (407,900)
(DECREASE) IN ACCOUNTS PAYABLE AND ACCRUED EXPENSES              (2,808,458)               3,975,219
                                                                 ----------               ----------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                 (5,872,954)                (931,887)
                                                                 ----------               ----------
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES
PURCHASE OF EQUIPMENT                                            (5,098,616)             (10,737,816)
                                                                 ----------               ----------
CASH FLOWS FROM FINANCING ACTIVITIES
(PAYMENTS) ON NOTES PAYABLE                                         (35,000)                       0

PROCEEDS FROM SALE OF STOCK                                         300,000                6,438,294
PROCEEDS FROM BORROWINGS                                          2,638,838                3,902,489
PROCEEDS FROM CONVERTIBLE DEBENTURES                              4,000,000                8,000,000
                                                                 ----------               ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                         6,903,838               18,340,783
                                                                 ----------               ----------
NET CASH (DECREASE)                                              (4,067,732)               6,671,080
                                                                 ----------               ----------
CASH AT BEGINNING OF PERIOD                                       6,895,619                  224,539
                                                                 ----------               ----------
CASH AT END OF PERIOD                                            $2,827,887               $6,895,619
                                                                 ----------               ----------

                                 TABLE OF CONTENTS



PAGE NO.
--------
Available Information and
Information Incorporated by Reference                                       4

Risk Factors                                                                6

Special Note--Forward-Looking Statements                                   14

Selling Stockholders                                                       14

Plan of Distribution                                                       15

Legal Proceedings                                                          16

Directors, Executive Officers, Promoters and Control Persons               18

Security Ownership of Certain Beneficial Owners and Management             20

Description of Securities                                                  21

Disclosure of Commission Position of Indemnification for
Securities Act Liabilities                                                 22

Description of Business                                                    23

Management's Discussion and Analysis of Financial Condition
and Results of Operations                                                  33

Description of Property                                                    40

Certain Relationship and Related Transactions                              41

Market Price of and Dividends on the Registrant's Common
Equity and Other Stockholder Matters                                       43

Executive Compensation                                                     44

Financial Statements                                                       45

Legal Matters                                                              45

Changes in and Disagreements with Accountants                              45


                                      47